UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RPX Corporation

(Name of Subject Company)

RPX Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Emily T. Gavin

General Counsel

RPX Corporation

One Market Plaza, Suite 1100

San Francisco, California 94105

(866) 779-7641

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copies to

Leif B. King

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Ave, Suite 1400

Palo Alto, California, 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address.

The name of the subject company is RPX Corporation, a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is One Market Plaza, Suite 1100, San Francisco, California 94105. The telephone number for the Company’s principal executive offices is (866) 779-7641.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”). As of the close of business on May 16, 2018, there were 49,933,908 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in Item 1 under the heading “—Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Riptide Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Riptide Parent, LLC, a Delaware limited liability company (“Parent”) (both Parent and Purchaser are beneficially owned by funds affiliated with HGGC, LLC (“HGGC”)), to acquire all of the outstanding shares of Company Common Stock at a price per share of Company Common Stock (“Company Share”) of $10.50 net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such offer, as it may be amended from time to time, the “Offer,” and such amount of consideration or any greater amount per Company Share that may be paid pursuant to the Offer, the “Offer Price”). This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), pursuant to the Agreement and Plan of Merger, dated as of April 30, 2018 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is described in a Tender Offer Statement on Schedule TO, dated May 21, 2018 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the “SEC”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

Pursuant to the Merger Agreement, upon the terms of and subject to the conditions thereof, Purchaser shall (and Parent shall cause Purchaser to) (i) at or as promptly as practicable following the Expiration Time (as defined below) (and in any event, no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment (the time of such acceptance, the “Offer Acceptance Time”), and (ii) at or as promptly as practicable following the Expiration Time (and, in any event, within three (3) business days following the date on which the Expiration Time occurs) pay the aggregate Offer Price (by delivery of funds to the depositary for the Offer) for, all Company Shares validly tendered and not validly withdrawn pursuant to the Offer and Parent shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Company Shares. Parent intends to fund the aggregate Offer Price and Merger Consideration with a combination of committed debt and equity financing and a portion of the Company’s cash on hand. The transaction is not subject to a financing condition.

As soon as practicable following the successful completion of the Offer and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), the Company Shares not purchased pursuant to the Offer (other than Company Shares owned by the Company as treasury stock, by Parent or Purchaser, by a wholly owned subsidiary of Parent or the Company, or by stockholders of the Company who have perfected their statutory rights of appraisal pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”).

The obligation of Purchaser to purchase the Company Shares tendered in the Offer is subject to the satisfaction or waiver of a number of customary closing conditions set forth in the Merger Agreement, including but not limited to: (i) prior to the Expiration Time, there shall have been validly tendered and “received” (within the meaning of Section 251(h)(6) of the DGCL) and not validly withdrawn Company Shares that, together with all other Company Shares already owned by Parent, Purchaser and their respective Affiliates (as defined in the Merger Agreement) and any Company Shares that constitute “rollover stock” (as defined by Section 251(h)(6) of the DGCL), represents in the aggregate one Company Share more than 50% of the sum of (x) all Company Shares outstanding at the Expiration Time, plus (y) the aggregate number of Company Shares that the Company may be required to issue upon conversion, settlement or exercise of all then-outstanding Company Options (as defined in the Merger Agreement) for which the Company has received a notice of exercise prior to the Expiration Time (and as to which Company Shares have not yet been issued to such exercising holders) (the “Minimum Tender Condition”); (ii) the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iii) the German Federal Cartel Office (Bundeskartellamt) has either: (A) decided that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957 (the “GWB”)) are not satisfied, or (B) been deemed to have made such a decision in accordance with the GWB; (iv) the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”); (v) no law and no judgment, order, decree, ruling, writ, assessment or arbitration award of a governmental authority of competent jurisdiction, whether preliminary, temporary or permanent, shall be in effect that would restrain, enjoin, prohibit or otherwise make illegal the consummation of the Offer or the Merger; (vi) there not having occurred and be continuing a Company Material Adverse Effect (as defined in the Merger Agreement); and (vii) each of the other conditions set forth in Exhibit A to the Merger Agreement.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on May 21, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at one minute after 11:59 p.m. (New York City time), on the date that is twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). Purchaser will not be required to extend the Offer beyond 5:00 p.m. (Eastern time) on October 30, 2018 (the “End Date”), and may not extend the Offer beyond the End Date without the prior written consent of the Company.

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 1950 University Avenue, Suite 350, Palo Alto, California, 94303, and the telephone number at such offices is (650) 618-4984.

In addition, all of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates. The Company’s executive officers and the members of the Company’s Board of Directors (the “Company Board”) may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of those interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Arrangements with Parent and Purchaser.

Merger Agreement.

On April 30, 2018, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 3 and 4 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about the Company, Parent or Purchaser.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants were qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation, Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price and the Per Share Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the Offer Conditions contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

On January 9, 2018, the Company and HGGC entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a potential negotiated transaction between the parties. Each of the parties agreed, among other things, to keep certain information of the other party confidential and to use such information solely for the purpose of evaluating a potential transaction between the parties and each of the parties agreed to a standstill provision prohibiting them from acquiring any equity securities of the other party or requesting that the other party waive such standstill provision for a twelve (12) month period, provided that such standstill provision will automatically fall away with respect to the Company, on the one hand, or HGGC, on the other hand, if, among other things, the other party enters into or publicly announces a definitive agreement to be acquired with a party other than the other party to the Confidentiality Agreement or one of its controlled affiliates. The Confidentiality Agreement will expire two (2) years from the date of its execution. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms. This summary is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement.

Prior to entering into the Merger Agreement, the Company and Parent entered into a letter agreement, dated as of April 26, 2018 (the “Exclusivity Agreement”), pursuant to which the Company agreed not to, from the date thereof through the earliest to occur of (a) the execution of a definitive agreement between the Company and HGGC or its affiliates providing for the acquisition of the Company, (b) the agreement of the Company and HGGC to terminate the Exclusivity Agreement and (c) 5:00 P.M. Pacific Time on May 3, 2018, among other things: (i) (a) knowingly encourage, solicit, initiate or engage in discussions with any party other than HGGC and its affiliates and representatives (each a “Third Party”), or (b) knowingly encourage or solicit any offer or proposal from any Third Party with respect to any Alternative Transaction (as defined in the Exclusivity Agreement); (ii) provide any non-public information with respect to the Company or any of its subsidiaries to any Third Party in connection with an Alternative Transaction that has not been previously been provided or made available to such Third Party prior to the date of the Exclusivity Agreement; or (iii) enter into any agreement with any Third Party, concerning or relating to an Alternative Transaction. This summary is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Limited Guarantee.

Concurrently with the execution and delivery of the Equity Commitment Letter (as defined in the Offer to Purchase), the Fund II Investors (as defined in the Offer to Purchase) provided to the Company a limited guarantee to severally guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations of Parent and Purchaser under the Merger Agreement (the “Limited Guarantee”), provided that in no event will the Fund II Investors incur obligations totaling more than approximately $31.5 million in the aggregate (“Parent Liability Limitation”), inclusive of the amount of any reimbursement or indemnification obligations payable pursuant to the Merger Agreement under the Limited Guarantee and no Investor (as defined in the Offer to Purchase) will be required to pay more than its respective maximum percentage of the Parent Liability Limitation. The obligations of the Fund II Investors under the Limited Guarantee are subject to certain customary conditions as set forth more fully therein. This summary is qualified in its entirety by reference to the summary of the Limited Guarantee set forth in the Offer to Purchase and by the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests (including but not limited to as a result of possible ongoing roles with Parent, treatment of outstanding equity awards and payments under the Company’s Severance Guidelines and individual severance and change in control agreements discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and associated transactions, as more fully discussed below in Item 4 under the heading “—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation.”

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see Item 8 under the heading “—Golden Parachute Compensation”, which is incorporated herein by reference, and information contained in the section entitled “Compensation Discussion and Analysis” in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A, filed with the SEC on April 30, 2018, which is filed as Exhibit (e)(22) hereto and incorporated herein by reference.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger.

If the executive officers and directors of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer (or hold Company Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Company Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Company Shares beneficially owned as of May 21, 2018, by each of the Company’s executive officers and directors (with beneficial ownership determined in accordance with the rules of the SEC and generally including any shares over which a person exercises sole or shared voting or investment power (subject to footnote 1 below)); and (ii) the aggregate Offer Price or Per Share Merger Consideration that would be payable for such Company Shares. Company Shares that a person has the right to acquire within sixty (60) days of the date of May 21, 2018

(disregarding for this purpose the assumed consummation of the Merger) are deemed to be outstanding and beneficially owned by such person.

Name	Number of Shares Owned	Cash Consideration Payable in Respect of Shares
Executive Officers
David J. Anderson	36,389	$382,085
Paul A. S. Mankoo	41,412	$434,826
Martin E. Roberts	174,968	$1,837,164
Edward F. Straube	4,019	$42,200

Non-Employee Directors
Andrew D. Africk	78,908	$828,534
Shelby Bonnie	97,693	$1,025,777
Frank E. Dangeard	40,741	$427,781
Steven L. Fingerhood	88,714	$931,497
Gilbert S. Palter	118,337	$1,242,539
Sanford R. Robertson	244,610	$2,568,405
Mallun Yen	140,643	$1,476,752
Magdalena Yesil	24,145	$253,523
All of the Company’s current directors and executive officers as a group (12 persons)	1,090,579	$11,451,083

(1)	Does not include Company Stock Options (as defined below), Company RSUs (as defined below) or Company PSUs (as defined below), each of which is separately disclosed following this table and no amount of which held by an individual above will vest pursuant to its terms between May 21, 2018, the date for purposes of the table above, and June 19, 2018, the date for purposes of the tables below.

Effect of the Merger Agreement on Equity Awards.

Treatment of Company Stock Options.

Unless otherwise mutually agreed by the parties to the Merger Agreement or the Parent and the applicable holder of the award, at the Effective Time, each stock option (or portion thereof) to purchase Company Shares that is outstanding immediately as of the Effective Time, whether vested or unvested (collectively, the “Company Stock Options”), will be canceled and converted into the right to receive, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price of such Company Stock Option by (ii) the total number of Company Shares underlying such Company Stock Option, without interest and subject to any applicable withholding taxes, payable within five (5) days of the Effective Time. Each Company Stock Option with a per share exercise price that is equal to or greater than the Offer Price will be canceled for no consideration. The treatment of Company Stock Options pursuant to the Merger Agreement was approved by the Company Board.

The table below sets forth, as of and assuming the closing of the Merger (the “Closing”) occurs on June 19, 2018, the Company Stock Options held by each of the Company’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, based on the following: (i) the aggregate number of Company Shares subject to such Company Stock Options and (ii) an estimate of the value of such Company Stock Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Offer Price over the per share exercise prices of such Company Stock Options held by the individual by the number of Company Shares subject to such Company Stock Options.

Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share of Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price Per Share of Unvested Options	Estimated Cash Value of Company Stock Options
Executive Officers
David J. Anderson	6,000	$15.98	—	$—	$—
Paul A. S. Mankoo	—	$—	—	$—	$—
Martin E. Roberts	25,000	$15.98	—	$—	$—
Edward F. Straube	—	$—	—	$—	$—

Non-Employee Directors
Andrew D. Africk	—	$—	—	$—	$—
Shelby Bonnie	67,500	$10.45	—	$—	$39,000
Frank E. Dangeard	—	$—	—	$—	$—
Steven L. Fingerhood	60,625	$17.03	—	$—	$—
Gilbert S. Palter	—	$—	—	$—	$—
Sanford R. Robertson	67,500	$26.09	—	$—	$—
Mallun Yen	162,830	$6.63	—	$—	$630,152
Magdalena Yesil	—	$—	—	$—	$—

Treatment of Company Restricted Stock Units.

Unless otherwise mutually agreed by the parties to the Merger Agreement or the Parent and the applicable holder of the award, at the Effective Time, each Company restricted stock unit that vests solely on the basis of time and is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) and is vested by its terms immediately prior to the Effective Time (taking into account any accelerated vesting as a result of the transactions contemplated by the Merger Agreement) (each, a “Vested Company RSU”) will be canceled and converted into the right to receive, an amount in cash equal to the product of (i) the Offer Price and (ii) the number of Company Shares underlying such Company RSU, without interest and subject to any applicable withholding taxes, payable within five (5) days of the Effective Time. Unless otherwise mutually agreed by the parties to the Merger Agreement or the Parent and the applicable holder of the award, at the Effective Time, each Company RSU that will not by its terms vest (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) as of the Effective Time (each, an “Unvested Company RSU”) will be assumed and substituted by Parent without any action on the part of the holder thereof (each, a “Substitute RSU”). Each such Substitute RSU will continue to have, and be subject to, the same terms and conditions (including with respect to vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable) as are in effect immediately prior to the Effective Time, except for changes to certain terms and conditions rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for certain other administrative or ministerial changes that are not materially detrimental to the holder thereof that in the reasonable and good faith determination of Parent are necessary to conform the administration of the Substitute RSUs and the Surviving Corporation. Upon the vesting and settlement of such Substitute RSU, the holder thereof will be entitled to receive an amount in cash equal to the product of (A) the Offer Price and (B) the number of Company Shares underlying such Company RSU that would have become vested pursuant to its terms, without interest and subject to any applicable withholding taxes, at the same time as such Company RSUs for which the Substitute RSUs were assumed and substituted would have been settled pursuant to its terms. The treatment of Company RSUs pursuant to the Merger Agreement was approved by the Company Board.

The table below sets forth, as of and assuming the Closing occurs on June 19, 2018, the Company RSUs held by each of the Company’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, based on the following: (i) the aggregate number of Company Shares subject to such Company RSUs and (ii) an estimate of the aggregate value of such Company RSUs on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Company Shares subject to such Company RSUs.

Name	Number of Shares Underlying Unvested Company RSUs	Number of Shares Underlying Vested Company RSUs	Estimated Cash Value of Company RSUs
Executive Officers
David J. Anderson	110,463	1,160	$1,172,042
Paul A. S. Mankoo	120,855	1,041	$1,279,908
Martin E. Roberts	110,120	2,976	$1,187,508
Edward F. Straube	53,632	946	$573,069

Non-Employee Directors
Andrew D. Africk	10,976	—	$115,248
Shelby Bonnie	—	—	$—
Frank E. Dangeard	—	—	$—
Steven L. Fingerhood	—	—	$—
Gilbert S. Palter	10,976	—	$115,248
Sanford R. Robertson	—	—	$—
Mallun Yen	11,112	—	$116,676
Magdalena Yesil	11,112	—	$116,676

Treatment of Company Performance Stock Units.

Unless otherwise mutually agreed by the parties to the Merger Agreement or the Parent and the applicable holder of the award, at the Effective Time, each Company restricted stock unit that vests in whole or in part on the basis of achieving performance targets and is outstanding immediately prior to the Effective Time (collectively, the “Company PSUs”) and is vested by its terms immediately prior to the Effective Time (after taking into account any accelerated vesting as a result of the transactions contemplated by the Merger Agreement) (each, a “Vested Company PSU”) will be canceled and converted into the right to receive, within five (5) days of the Effective Time, an amount in cash equal to the product of (i) the Offer Price and (ii) the number of Company Shares underlying such Company PSU, without interest and subject to any applicable withholding taxes. Unless otherwise mutually agreed by the parties to the Merger Agreement or the Parent and the applicable holder of the award, at the Effective Time, each Company PSU that will not by its terms (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) as of the Effective Time (each, an “Unvested Company PSU”) will be assumed and substituted by Parent without any action on the part of the holder thereof (each, a “Substitute PSU”). Each such Substitute PSU will continue to have, and be subject to, the same terms and conditions (including with respect to vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable) as are in effect immediately prior to the Effective Time, except (i) any performance-based vesting condition to which such Company PSU is subject will be treated as having been attained at target achievement levels, such that the Substitute PSU will remain subject to the time-based vesting condition in effect for such Company PSU, and (ii) for changes to certain terms and conditions rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for certain other administrative or ministerial changes that are not materially detrimental to the holder thereof that in the reasonable and good faith determination of Parent are necessary to conform the administration of the Substitute PSUs and the Surviving Corporation. Upon the vesting and settlement of such Substitute PSU, the holder thereof will be entitled to receive an amount in cash equal to the product of (A) the Offer Price and (B) the number of Company Shares underlying such Company PSU that would have become vested pursuant to its terms, without interest and subject to any applicable withholding taxes, at the same time as such Company RSUs for which the Substitute RSUs were assumed and substituted would have been settled pursuant to its terms. The treatment of Company PSUs pursuant to the Merger Agreement was approved by the Company Board.

The table below sets forth, as of and assuming the Closing occurs on June 19, 2018, the Company PSUs held by each of the Company’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, based on the following: (i) the aggregate number of Company Shares subject to such Company PSUs and (ii) an estimate of the aggregate value of such Company PSUs on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Company Shares subject to such Company PSUs.

Name	Number of Shares Underlying Unvested PSUs	Number of Shares Underlying Vested Company PSUs	Estimated Cash Value of Company PSUs
Executive Officers
David J. Anderson	33,040	—	$346,920
Paul A. S. Mankoo	—	—	$—
Martin E. Roberts	132,158	—	$1,387,659
Edward F. Straube	—	—	$—

Non-Employee Directors
Andrew D. Africk	—	—	$—
Shelby Bonnie	—	—	$—
Frank E. Dangeard	—	—	$—
Steven L. Fingerhood	—	—	$—
Gilbert S. Palter	—	—	$—
Sanford R. Robertson	—	—	$—
Mallun Yen	—	—	$—
Magdalena Yesil	—	—	$—

The table below sets forth, as of and assuming the Closing occurs on June 19, 2018, the estimated payments to be made to each of the Company’s executive officers and directors in relation to the Company Stock Options, Company RSUs and Company PSUs held by each individual pursuant to the Merger Agreement, as further described in the three foregoing tables.

Name	Estimated Cash Value of Company Options	Estimated Cash Value of Company RSUs	Estimated Cash Value of Company PSUs	Total Estimated Equity- Award Related Cash Payment
Executive Officers
David J. Anderson	$—	$1,172,042	$346,920	$1,518,962
Paul A. S. Mankoo	$—	$1,279,908	$—	$1,279,908
Martin E. Roberts	$—	$1,187,508	$1,387,659	$2,575,167
Edward F. Straube	$—	$573,069	$—	$573,069

Non-Employee Directors
Andrew D. Africk	$—	$115,248	$—	$115,248
Shelby Bonnie	$39,000	$—	$—	$39,000
Frank E. Dangeard	$—	$—	$—	$—
Steven L. Fingerhood	$—	$—	$—	$—
Gilbert S. Palter	$—	$115,248	$—	$115,248
Sanford R. Robertson	$—	$—	$—	$—
Mallun Yen	$630,152	$116,676	$—	$746,828
Magdalena Yesil	$—	$116,676	$—	$116,676

Severance Guidelines and Severance and Change in Control Agreements.

In connection with entering into the Merger Agreement, the Compensation Committee of the Company Board (the “Compensation Committee”) adopted severance guidelines (the “Severance Guidelines”) in March 2018, pursuant to which certain of the Company’s executive officers and other designated key employees of the Company, or Inventus, LLC or Inventus Solutions UK Ltd. (“Inventus”), each of which is a subsidiary of the Company, are eligible to receive severance benefits in connection with certain qualifying terminations of employment and, for certain employees, a transaction bonus upon the occurrence of a change in control of the Company, subject to the participant’s execution of a severance and change in control agreement.

On March 21, 2018, each of Messrs. Anderson, Roberts and Straube entered into severance and change in control agreements with the Company. Pursuant to these agreements, if the executive’s employment is terminated by the Company without cause (as defined in the agreement) or by the executive for good reason (as defined in the agreement), in either case, within nine (9) months following a change in control (as defined in the agreement), then, subject to the executive’s execution of an effective release of claims, the executive will be entitled to (i) severance pay in an amount equal to the sum of a multiple (1.5 for Mr. Roberts, 1.25 for Mr. Anderson, and 1.0 for Mr. Straube) of the executive’s annual base salary and a percentage (100% for Mr. Roberts, 75% for Mr. Anderson, and 50% for Mr. Straube) of the executive’s target bonus as calculated assuming 100% achievement of plan, payable in equal installments over the twelve (12) month period following the date of termination of employment, (ii) a lump-sum payment in an amount equal to the amount required to maintain the executive’s current health benefits under COBRA for twelve (12) months following the date of termination and (iii) fully accelerated vesting and immediate exercisability of the unvested portion of any equity award held by the executive as of the date of termination. The executive’s receipt of the severance payments and benefits is subject to the executive’s continued compliance with the executive’s obligations to comply with the restrictive covenants set forth in the applicable proprietary information and inventions agreement entered into with the Company. In addition, if it is determined that any payment or benefit would constitute a parachute payment under Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such payments or benefits will be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code, but only if, by reason of such reduction, the net after-tax benefit received by the executive will exceed the net after-tax benefit received by him if no such reduction was made.

Pursuant to the Severance Guidelines, the Compensation Committee approved severance and enhanced acceleration benefits for Mr. Mankoo, which will become due if a change in control of the Company occurs on or prior to March 30, 2019 and he is subject to an involuntary termination within nine months after the change in control. These severance benefits include cash severance equal to twelve (12) months of his annual base salary and acceleration of vesting of his then-outstanding equity awards. These benefits are contingent upon Mr. Mankoo’s execution of an effective release of claims. The Company intends to enter into an agreement with Mr. Mankoo in order to more fully set forth the rights and obligations with respect to the severance arrangement approved by the Compensation Committee, including the impact that this severance arrangement will have on his entitlement to severance under the terms of his existing service agreement with Inventus as discussed below.

Terms of Equity Awards Held by Executive Officers.

Pursuant to the award agreements evidencing the Company RSUs granted to each of Messrs. Roberts and Anderson in April 2017 and to Mr. Straube in February 2018, if a change in control (as defined in the award agreement) occurs and the executive’s employment is terminated by the Company without cause (as defined in the award agreement) or by the executive for good reason (as defined in the award agreement), in either case, within twelve (12) months after such change in control, then 50% of the unvested Company RSUs at the time of termination will immediately vest.

Pursuant to a letter agreement between the Company and each of Messrs. Roberts and Anderson, dated May 12, 2016, the terms of certain Company RSUs granted to Mr. Roberts in 2013 and 2016 and to Mr. Anderson in 2013-2016 were amended to provide that if a change in control (as defined in the Company’s 2011 Equity Incentive Plan) occurs and the executive’s employment is terminated by the Company without cause (as defined in the letter agreement) or by the executive for good reason (as defined in the letter agreement), in either case, within twelve (12) months after such change in control, then 50% of the unvested Company RSUs at the time of termination will immediately vest.

Pursuant to the award agreements evidencing the Company PSUs granted to each of Messrs. Roberts and Anderson in May 2017, if a change in control (as defined in the award agreement) occurs at any time prior to February 20, 2020, then any then-unvested Company PSUs will cease to be subject to performance-based vesting conditions and instead will convert to time-based vesting with quarterly vesting in substantially equal installments to occur on the Company’s established vesting dates of February 20, May 20, August 20 and November 20 until such Company PSUs are fully vested, subject to the executive’s continuous service with the Company through each applicable vesting date; provided, that if the executive’s employment is terminated by the Company without cause (as defined in the award agreement) or by the executive for good reason (as defined in the award agreement), in either case, within twelve (12) months after such change in control, then 50% of the unvested Company PSUs at the time of termination will immediately vest.

On May 17, 2018, the Compensation Committee approved grants of Company RSUs to certain employees, including the Company’s executive officers, effective as of immediately prior to the Effective Time of the Merger. Messrs. Roberts, Anderson, Mankoo and Straube were granted a total of 47,619 RSUs, 18,571 RSUs, 16,667 RSUs and 15,143 RSUs, respectively. The RSUs generally vest over four (4) years, with 6.25% vesting effective as of immediately prior to the Effective Time of the Merger (assuming that the Effective Time of the Merger occurs prior to August 20, 2018), and the remainder vesting in equal quarterly installments thereafter, beginning on August 20, 2018 (provided, that if the Effective Time of the Merger occurs on or after August 20, 2018, then any RSUs that were scheduled to vest prior to the Effective Time of the Merger shall vest immediately prior to the Effective Time of the Merger and the remainder shall remain subject to the quarterly vesting schedule), subject to the executive’s continuous service with the Company through each applicable vesting date. The RSUs granted to each of Messrs. Anderson, Roberts and Straube are subject to accelerated vesting upon a qualifying termination of employment pursuant to their respective severance and change in control agreements with the Company, except that, for Mr. Roberts only, such qualifying termination does not include a termination by him for good reason for purposes of entitlement to this acceleration benefit. The RSUs granted to Mr. Mankoo may be subject to accelerated vesting upon a qualifying termination of employment pursuant to his severance arrangement under the Severance Guidelines, noting that the Company intends to enter into an agreement with Mr. Mankoo in order to more fully set forth the rights and obligations with respect to such severance arrangement, including the impact that this severance arrangement will have on his entitlement to severance under the terms of his existing service agreement with Inventus as discussed below. For further information regarding the acceleration benefits, see the section above entitled “Severance Guidelines and Severance and Change in Control Agreements.”

Terms of Equity Awards Held by Non-Employee Directors.

Pursuant to the award agreements evidencing the Company RSUs granted to each non-employee director of the Company, all unvested Company RSUs will immediately become fully vested upon the occurrence of a change in control (as defined in the award agreement).

Employment Agreements with Executive Officers.

The Company has entered into employment offer letter agreements with each of Messrs. Roberts, Anderson and Straube, dated September 17, 2010, October 12, 2010 and February 15, 2013, respectively. None of these offer letter agreements provide for severance payments or benefits.

Mr. Mankoo is employed by Inventus in the United Kingdom pursuant to a service agreement entered into between Mr. Mankoo and Inventus Solutions UK Ltd., f/k/a Unified OS Limited, dated March 11, 2015. The agreement requires that either party provide the other party at least six (6) months’ advance notice prior to termination of the agreement, with Inventus reserving the right to pay Mr. Mankoo in lieu of such notice. In the event of a termination of employment by Mr. Mankoo upon the occurrence of certain qualifying events set forth in the agreement (i.e. good reason) and subject to his execution of a release of claims, he will be entitled to payments of severance equal to six (6) months of his then-current base salary, a prorated annual bonus for the year of termination as determined by Inventus in its discretion, any earned but unpaid annual bonus, and the value of any contractual benefits that he would have earned and received from the date of termination through the first date upon which his employment could otherwise have been lawfully terminated. The Company intends to enter into an agreement with Mr. Mankoo in order to more fully set forth the rights and obligations with respect to his severance arrangement that was approved by the Compensation Committee pursuant to the Severance Guidelines (as discussed above), including the impact that this severance arrangement will have on his entitlement to severance under the terms of his existing service agreement with Inventus.

Employee Benefit Matters.

Pursuant to the Merger Agreement, Parent has agreed that, for a period of one (1) year following the Effective Time, Parent (or the Surviving Corporation or a subsidiary of Parent) will provide to each employee of the Company or any of its subsidiaries who continues to be employed by Parent (or the Surviving Corporation or a subsidiary of parent) (each “Continuing Company Personnel”) with (i) base salary (or wage rate, as the case may be) and annual cash incentive compensation opportunities that are substantially comparable in the aggregate to the base salary (or wage rate, as the case may be) and annual cash incentive compensation opportunities provided to such Continuing Company Personnel immediately prior to the Effective Time and (ii) defined contribution and health and welfare benefits plans which are substantially comparable in the aggregate (including with respect to the proportion of employee cost) to the defined contribution and health and welfare benefits provided to such Continuing Company Personnel immediately prior to the Effective Time.

Director and Officer Exculpation, Indemnification and Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between a corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law.

The Company’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL;

•	for any transaction from which the director derived an improper personal benefit;

•	where the indemnitee did not act in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the Company;

•	with respect to any criminal action, where the indemnitee had reasonable cause to believe his or her conduct was unlawful;

•	where the indemnitee has been adjudged to be liable to the Company; or

•	for settlements or judgments paid in respect of claims asserted by or on behalf of the Company.

The Company’s amended and restated bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Company has entered into separate indemnification agreements with certain of its directors, officers and other employees that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees and to advance their expenses (actually and reasonably incurred) and amounts paid in settlement by the indemnitee with any indemnifiable claim. Additionally, an indemnitee may bring an action against the Company to recover any unpaid amounts stemming from a claim for indemnification.

This description of the indemnity agreements entered into between the Company and certain of its directors, officers and other employees is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(5) hereto, which is incorporated herein by reference.

The Merger Agreement provides for indemnification, advancement of expenses and exculpation from liabilities in favor of the Company’s and its subsidiaries’ current and former directors, officers and employees (each such person, a “Covered Person”). Specifically, Parent has agreed to honor indemnification agreements and indemnification, advancement of expenses and exculpation provisions contained in the Company’s and its subsidiaries’ organizational documents as in effect on the date of the Merger Agreement, with respect to liabilities for acts or omissions occurring prior to or at the Effective Time. In addition, Parent has agreed that, for six (6) years following the Effective Time, it and the Surviving Corporation will indemnify and hold harmless each individual who was prior to or is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries or who was prior to or was as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its subsidiaries as a director or officer (each such person, an “Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements arising out of or pertaining to the fact that the Indemnified

Party is or was a director or officer of the Company or any subsidiary of the Company or is or was serving at the request of the Company or any subsidiary of the Company as a director or officer of another person at any time at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that, for six (6) years following the Effective Time, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation or bylaws, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Parent has agreed that the Surviving Corporation will maintain in effect for a period of six (6) years after the Effective Time, the Company’s or its subsidiaries’ existing policies of directors’ and officers’ liability insurance covering Indemnified Parties or provide substitute policies for the benefit of the Indemnified Parties of not less than the existing coverage and having other terms not less favorable to the insured persons than the policies in place as of the date of the Merger Agreement, to the extent that directors’ and officers’ liability insurance coverage is commercially available; however, in no event shall the Surviving Corporation be required to pay, in the aggregate, with respect to such insurance policies, more than 300% of the aggregate annual premium of the most recent annual premium paid by the Company as of the date of the Merger Agreement. If the parties are unable to obtain the required foregoing insurance, they shall obtain as much comparable insurance as possible for the years within such six (6) year period for an amount not to exceed 300% of the aggregate annual premium of the most recent annual premium paid by the Company prior to the date of the Merger Agreement for such insurance, in respect of such policy. In furtherance of the foregoing, the Company expects to purchase a six (6) year prepaid “tail” directors’ and officers’ liability insurance policy providing coverage in an amount not less than the existing coverage and to have other terms not less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

The rights to advancement, exculpation and indemnification described above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and Parent, and are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Covered Persons and Indemnified Parties) and his or her heirs or representatives.

Possible Post-Transaction Employment of Executive Officers.

While, as of the date of this Schedule 14D-9, none of the Company’s directors or executive officers has entered into any agreement or arrangement with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with certain of the Company’s executive officers in the future. Neither the Offer nor the Merger is conditioned upon any director or executive officer entering into any such agreement or arrangement.

Section 16 Matters.

Pursuant to the Merger Agreement, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Shares in connection with the transactions contemplated thereby (including derivative securities of such Company Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company, and who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contribution or other agreement,

arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Surviving Corporation, any of their subsidiaries or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board.

After careful consideration of relevant factors, including a review of the terms of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors, the Company Board, during a meeting held on April 30, 2018, by unanimous vote determined that the Merger Agreement and associated transactions, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, recommended that the Company’s stockholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer, and further resolved that, subject to completion of the Offer, the Merger should be effected under Section 251(h) of the DGCL.

Accordingly, the Company Board unanimously recommends that Company stockholders accept the Offer and tender their Company Shares in response to the Offer.

Background and Reasons for the Company Board’s Recommendation.

Background of the Merger.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Company Board, the Special Committee (as defined below), Company management or the representatives of the Company, and other parties. Other than as described below, there have been no material contacts between the Company and HGGC in the past two years.

The Company Board and Company management regularly review and assess the Company’s business strategies, objectives, performance, risks and opportunities, all with the goal of enhancing stockholder value. The Company Board and Company management use both internal resources and external advisors in connection with these reviews and assessments and other matters.

During the fall of 2016, certain members of Company management had introductory meetings with various private equity firms to provide an overview of the Company’s business, none of which resulted in an offer to acquire the Company being presented to the Company Board.

On November 10, 2016, at a meeting of the Company Board attended by Company management, the Company Board discussed the potential acquisition of a company in the discovery industry that would be integrated into the Company’s Inventus business but ultimately decided on December 19, 2016 not to proceed with such strategic acquisition after a thorough review of the Company’s current financial results and its projected growth during 2017.

At a special meeting of the Company Board on November 29, 2016, attended by the Company’s legal advisors, Skadden, Arps, Slate, Meagher and Flom (“Skadden”), the Company Board discussed the possibility of retaining a financial advisor to advise on various strategic and financial matters, including a possible acquisition of the Company. The Company Board decided it would interview three investment banks and select one based on its assessment after the interviews. At special meetings of the Company Board on December 15, 2016 and December 18, 2016, the Company Board discussed its meetings with representatives of three financial advisors, including GCA Advisors, LLC (“GCA Advisors”), and, following meetings and discussions with such financial advisors, the Company ultimately engaged GCA Advisors on January 18, 2017 based on GCA Advisors’ experience and knowledge of the industry as well as the Company’s past experience working with GCA Advisors.

On February 5, 2017, the Company’s President and Chief Executive Officer (“CEO”), John A. Amster, resigned at the request of the Company Board. At a meeting of the Company Board attended by representatives of GCA Advisors, Skadden and Company management earlier that day, the Company Board, with advice from Skadden, evaluated the Company’s strategic alternatives and the legal obligations of the Company Board in connection with a leadership transition and requested Mr. Amster’s resignation due to a disagreement between the Company Board and Mr. Amster over whether the Company should immediately commence a process to sell the Company, for which Mr. Amster had advocated. After review of the Company’s standalone prospects and opportunities, the Company Board disagreed with Mr. Amster’s position and reiterated its confidence in the Company’s standalone opportunities and belief that the Company could maximize stockholder value under new leadership without being acquired by a third party. Following Mr. Amster’s resignation, the Company Board then appointed Martin E. Roberts, formerly the Company’s General Counsel, to serve as the Company’s Interim CEO while the Company conducted a search for a permanent CEO.

Also at the February 5, 2017 meeting of the Company Board, representatives of GCA Advisors presented to the Company Board a business overview of the Company, including the Inventus business, which had also been a topic of discussion at a meeting of the Company Board attended by representatives of Company management on February 2, 2017. On February 6, 2017 and February 15, 2017, the Company Board met to further discuss the Inventus business and a potential sale of the Inventus business, as well as other potential strategic alternatives. Following such meetings, representatives of Skadden spoke with representatives of the Company Board regarding the topics discussed at such meetings. On March 15, 2017 at a meeting of the Company Board attended by Company management, the Company Board determined, following consultation with Spencer Stuart and a discussion regarding the pool and profiles of potential candidates, that it was in the best interests of the Company and its stockholders for Mr. Roberts to serve as permanent CEO and President. The Company Board thereafter approved Mr. Roberts’ appointment as permanent CEO and President.

Between February and June 2017, the Company received four preliminary proposals to acquire the Company from potential financial buyers HGGC, Party A, Party B and Party C ranging from $13.50 to $16.10 per share. The Company Board had not solicited the proposals and had not provided nonpublic information to any of these parties on which to base such proposals. The Company Board, with advice from representatives of Skadden and GCA Advisors, considered each such proposal in turn in light of, among other things, the Company’s historical and projected financial performance and valuation, analysis provided by representatives of GCA Advisors, legal advice from Skadden regarding the Company Board’s fiduciary duties to be considered in connection with evaluating such proposals and the Company’s plans for continuing to operate on a standalone basis. After considering each proposal in good faith based on reasonable inquiry and after careful consideration of all material facts reasonably available, and in a manner reasonably believed to be in the best interests of the Company and its stockholders, the Company Board determined that it was in the best interests of the Company and its stockholders for the Company to reject such proposals and to continue to pursue the Company’s long-range plans and realize the Company’s long-term potential.

In addition, between February and early December 2017, the Company Board, with advice from representatives of Skadden, GCA Advisors (which assisted the Company in its review of strategic alternatives generally, including for the Inventus business, and including a potential sale of such business), Katten Muchin Rosenman LLP (“Katten”) and Lincoln International LLC (which the Company engaged to assist in review of strategic alternatives for the Inventus business, including a potential sale of such business) (“Lincoln”), reviewed the status of the Inventus business, discussing, among other things, cross-selling opportunities between the Inventus business and the patent risk mitigation business, the U.S. and international discovery markets in general and market trends affecting each such market, pricing trends and potential avenues for expanding Inventus’s business in order to maximize Company stockholder value. Following a review of the potential strategic alternatives for the Inventus business, and after receiving legal advice regarding the Company Board’s fiduciary duties in connection with its consideration of a potential sale of the Inventus business, the Company Board ultimately determined that it would be in the best interests of the Company and its stockholders to consider proposals for the sale of the Inventus business to a third party and engaged Lincoln to assist with the process. On September 6, 2017, the Company (in consultation with members of the Company Board) terminated the engagement of GCA Advisors because the Company Board had determined that its review of strategic alternatives with GCA Advisors had concluded at such time.

Following a due diligence process and discussions with Company management, Katten, Lincoln and potential third-party acquirers, in December 2017 the Company received letters of intent to acquire Inventus (subject to further due diligence requirements, additional discussions with Company management and other outstanding requirements before a definitive agreement with respect to any such transaction could be executed) for consideration ranging from $80 million to up to $100 million at closing (with, in some cases, the ability to obtain performance-based milestone payments over time providing for aggregate consideration of up to $140 million). The Company Board ultimately determined that such proposals were lower in value than the Company’s view of the intrinsic value of the Inventus business and that the Company and its stockholders would be better served by the Company retaining and continuing to operate the Inventus business rather than selling it to a third party at that time.

Following the completion of this process in the fourth quarter of 2017, the Company reported on its Annual Report on Form 10-K, filed with the SEC on March 5, 2018, as amended, an impairment equal to $89.0 million related to the goodwill in its discovery services segment in connection with the Company’s annual impairment testing of goodwill which resulted in the carrying values of the discovery services reporting units exceeding the fair values primarily due to (a) decreased expected future cash flows from pricing pressures and competition in the discovery services marketplace as well as significant fluctuations due to the project-based nature of these cash flows, and (b) a decrease in estimated peer company values. No cash expenditures were anticipated as a result of the impairment losses.

On December 14, 2017, following discussions with Company management and Skadden and a review of the Company’s internal, nonpublic financial forecast for 2018 and beyond (which had been reduced in the second half of 2017 from earlier forecasts following reassessments by Company management prompted by management changes) and macro trends in the industries in which the Company operates, the Company Board established by unanimous written consent a special committee (the “Special Committee”), for convenience purposes and not as a result of any perceived conflicts, comprised of Company directors Gilbert S. Palter, Shelby W. Bonnie and Sanford R. Robertson to examine and provide recommendations regarding strategic alternatives including, but not limited to, a possible merger, business combination or similar transaction involving the Company (a “Potential Transaction”) as well as to reengage with GCA Advisors and third parties regarding any Potential Transaction given GCA Advisors’ knowledge of the Company and industry from its earlier efforts, including by requesting that GCA Advisors produce a list of potential counterparties in a Potential Transaction, assess their interest in pursuing a Potential Transaction and potentially engage in a strategic process for the potential acquisition of all or a material portion of the Company.

On December 19, 2017, at a meeting of the Special Committee attended by representatives of GCA Advisors and Skadden at which Mr. Robertson was not present, representatives of GCA Advisors provided an update regarding its efforts regarding the Potential Transaction process and a potential list of third parties to approach in connection with a Potential Transaction. The Special Committee requested that GCA Advisors expand the list to include a larger list of third parties. Also at this meeting, Mr. Roberts discussed with the Special Committee Mr. Robertson’s desire to resign from the Special Committee because Francisco Partners, of which Mr. Robertson is a co-founder and Partner Emeritus, was interested in considering a Potential Transaction with the Company, which could present a potential conflict of interest. On December 27, 2017, Mr. Robertson resigned from the Special Committee to permit Francisco Partners to consider whether to submit a proposal for a Potential Transaction. Francisco Partners was invited by the Company to participate in the Potential Transaction process but did not, ultimately, submit such a proposal. Mr. Robertson was, as a member of the Company Board, at all times prohibited from sharing any material non-public information with Francisco Partners. The Company Board appointed another director, Andrew D. Africk, to replace Mr. Robertson on the Special Committee and, following Francisco Partners’ decision not to submit a proposal to acquire the Company, Mr. Robertson served in an advisory capacity to the Special Committee.

From late December 2017 through March 2018, representatives of GCA Advisors, on behalf of and at the request of the Company, contacted 53 prospective financial buyers and three prospective strategic buyers regarding a potential acquisition of the Company. The parties contacted were generally selected on the basis of, among other things, being viewed as having the potential interest, financial resources and industry experience to acquire the Company and taking into account the financial buyers’ ability to finance such an acquisition. Of the 56 parties contacted, 28 entered into non-disclosure agreements with the Company, 26 were provided with access to due diligence materials via the Company’s electronic datasite, 16 met with Company management, six submitted initial proposals and two submitted final proposals. HGGC, on behalf of Parent and Purchaser, submitted the only complete proposal that included fully committed debt and equity financing and an indication that only limited due diligence remained outstanding. Each of the non-disclosure agreements entered into by and between the Company and each prospective buyer included, among other things, a standstill provision prohibiting each prospective buyer from acquiring any Company Common Stock or requesting that the Company Board waive such standstill provision. Each such standstill provision automatically terminated upon the Company’s entry into the Merger Agreement. Certain of the prospective buyers, including but not limited to HGGC, Party A, Party B and Party C, requested the Company’s permission to confer with Mr. Amster regarding the Company (which would otherwise have been prohibited under each non-disclosure agreement) and all such requests were approved by the Company.

On January 9, 2018, HGGC and the Company entered into a non-disclosure agreement with the Company that included a standstill provision (as described above).

Also on January 9, 2018, at a meeting of the Special Committee attended by representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided an update regarding the Potential Transaction process including a proposed schedule for management meetings with potential acquirers.

On January 10, 2018 at a meeting of the Company Board attended by members of Company management as well as representatives of GCA Advisors and Skadden, representatives of GCA Advisors discussed with the Company Board potential counterparties that might be interested in the acquisition of the Company. The Company Board, with advice from legal counsel (including a discussion of the Company Board’s fiduciary duties in connection with evaluating the Potential Transaction process and any proposals received in connection therewith) and GCA Advisors, discussed best practices for engaging in the Potential Transaction process. Also at the January 10, 2018 meeting, representatives of Company management presented to the Company Board projections regarding the anticipated future performance of the Company that Company management had prepared with a view towards such projections being shared with and used to attract potential bidders in the acquisition of the Company. The Company Board reviewed such projections with Company management, including the assumptions on which such projections were based, and requested that Company management further review such projections in light of questions and comments raised at the meeting and present updated projections to the Company Board at its meeting on January 19, 2018.

On January 16, 2018, representatives of GCA Advisors provided an update to the Company Board regarding the Potential Transaction process.

On January 19, 2018, an industry blog post reported rumors that the Company was conducting a process to sell itself to a third-party acquirer.

Also on January 19, 2018, the Company Board held a meeting attended by representatives of Company management and Skadden. At such meeting the Company Board, in consultation with representatives of

GCA Advisors, discussed approaches for exploring a Potential Transaction and approved providing certain information on a limited and confidential basis to potential bidders who had executed non-disclosure agreements with the Company. Also at the January 19, 2018 meeting, at the request of the Company Board at its January 10, 2018 meeting, representatives of Company management presented to the Company Board updated projections that were prepared based on aggressive assumptions and in part with an eye to attracting potential bidders in the acquisition of the Company. The Company Board reviewed such projections with Company management, including the assumptions on which such projections were based, and independently determined that updated versions of such projections should be provided to potential bidders as a reliable indicator of the Company’s estimate of the Company’s future potential performance. Such projections (the “Initial Forecasts”) were provided to potential bidders beginning on January 23, 2018 via the Company’s electronic datasite. Neither the Company nor GCA Advisors provided potential bidders with any additional projections during the Potential Transaction process, but potential bidders did, from time to time, receive updates on the Company’s financial results and certain important metrics, including but not limited to key customer renewals. Representatives of GCA Advisors continued to provide the Special Committee and members of the Company Board with updates on the Potential Transaction process regularly throughout the Potential Transaction process. For more information regarding these projections, see Item 4 under the heading “—Certain Financial Projections.”

On February 8, 2018 at a meeting of the Company Board attended by members of Company management as well as representatives of GCA Advisors and Skadden, the Company Board discussed the potential exclusion of two private equity funds, Party A and Party D, from the list of parties to be invited to participate in December 2017 and January 2018 potential bidder outreach processes due to potential materially negative reactions from the Company’s customers arising from the relationships of such funds to non-practicing entities (“NPEs”), including holding controlling ownership interests in NPEs, and their relationships with individuals and companies associated with NPEs. The Company Board determined that these factors could (a) materially impact the valuation of the Company if the Company Board ultimately determined that the Company should continue on a standalone basis if customers decided not to renew their agreements with the Company as a result of the consideration of a Potential Transaction by such funds and (b) such funds might, in any event, lose interest in acquiring the Company, or only be interested in acquiring the Company at a suppressed price, if they became aware of the severity of negative customer perceptions of them. Prior to the February 8, 2018 meeting, Party A informed representatives of GCA Advisors that it would likely publicly announce an acquisition proposal if it were not allowed to participate in the Potential Transaction process, which the Company Board determined at the February 8, 2018 meeting would be disruptive to the overall process. After further discussion and evaluation, the Company Board considered the possibility of (a) permitting Party A to participate in the Potential Transaction process (initially with access to only a limited amount of information) because Party A had indicated that, if acquired by Party A, the Company would be operated independently from Party A’s other portfolio companies and (b) excluding Party D from the Potential Transaction process in light of its requirement that it partner in any Potential Transaction with certain individuals associated with NPEs, which the Company Board expected would (i) have a materially negative impact on customer renewals and (ii) create a low likelihood of consummating a transaction with Party D in light of customer perceptions of such fund’s required partners. The Company Board further discussed with representatives of GCA Advisors the prospect of soliciting proposals for a minority investment from prospective investors as an alternative to a whole company sale in order to provide a full view of available strategic alternatives.

On February 12, 2018, Party A (which had not yet been provided with any confidential information) submitted a non-binding preliminary proposal for $14.00–$16.00 in cash per Company Share and four days later, on February 16, 2018, submitted a revised non-binding preliminary proposal of $16.00 in cash per Company Share.

On February 13, 2018, GCA Advisors, at the direction of the Special Committee, distributed to 14 interested potential buyers a bid process letter containing bid instructions and procedures and requested that each interested party submit a non-binding indication of interest, including an indicative price, no later than 5:00 p.m. Eastern Time on March 7, 2018. In response to this request, GCA Advisors, on behalf of the Company, received non-binding indications of interest from four potential financial buyers—HGGC, Party B, Party C and Party E—

and no potential strategic buyers, all of whom had declined to submit proposals based on their view of a lack of strategic fit and the Company’s financial results.

After the close of trading on February 21, 2018, the Company reported in a Current Report on Form 8-K (a) the financial results of its operations for the fourth quarter and year ended December 31, 2017 and guidance for the year ending December 31, 2018, (b) a detailed discussion of the implementation and impact on the Company’s financial reporting of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), and (c) that the Company Board was conducting a process to explore and evaluate strategic alternatives to maximize stockholder value, though no decisions related to any strategic alternatives had been made at such time. Following such report, the price per Company Share as reported on the Nasdaq Global Select Market fell from $13.00 per Company Share at the close of trading on February 21, 2018 to $10.50 per Company Share at the open of trading on February 22, 2018.

On February 27, 2018, members of the Company’s management met with Party A management regarding a Potential Transaction. The next day, at a meeting attended by members of Company management and representatives of GCA Advisors and Skadden, the Special Committee discussed whether to permit Party A to participate in the Potential Transaction process deciding, after a full discussion, including following advice from GCA Advisors and Skadden, to permit Party A to participate in the process while deferring disclosure of any potentially sensitive or confidential customer information until later in the Potential Transaction process if and when the Special Committee believed it would be appropriate to do so.

On March 9, 2018, the Special Committee met, along with members of Company management and representatives of GCA Advisors and Skadden, to consider and discuss the proposals received from HGGC, Party B, Party C and Party E. The Special Committee noted that HGGC, Party B and Party C had made proposals in the range of $11.00–$11.25 in cash per Company Share, and Party E’s proposal was the highest, including a range of $13.00–$14.00 in cash per Company Share. The Special Committee considered that the proposals from HGGC and Party C included highly confident letters from potential debt financing sources, while the proposals from Party B and Party E did not, and that Party E’s proposal indicated the longest timeline for the completion of due diligence and the execution of a definitive agreement, because Party E had done the least amount of work to date of the four bidders. Representatives of GCA Advisors also provided the Special Committee with an update regarding its ongoing discussions with Party A, noting that Party A had indicated that its proposal would likely be provided on March 19, 2018. The Special Committee and Company management also discussed the Company’s ongoing efforts with respect to customer renewals.

On March 12, 2018, at a meeting of the Company Board attended by members of Company management and representatives of GCA Advisors and Skadden, the Company Board discussed with the Special Committee and representatives of GCA Advisors and Skadden the proposals received from HGGC, Party B, Party C and Party E and the related matters discussed at the Special Committee meeting on March 9, 2018 and determined that discussions regarding a Potential Transaction among the Company, GCA Advisors and each of HGGC, Party B, Party C and Party E should be continued.

Also on March 12, 2018, GCA Advisors, at the direction of the Special Committee, distributed to Party A a bid process letter containing bid instructions and procedures and requesting that Party A submit a non-binding indication of interest, including an indicative price, no later than March 19, 2018.

On March 16, 2018, at a meeting of the Special Committee attended by members of Company management as well as representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided the Special Committee with an update regarding GCA Advisors’ discussions and meetings with potential buyers. The Special Committee also discussed strategies for maximizing stockholder value, including strategic introductions of certain former employees of the Company to offer additional perspective on paths forward for the Company to certain potential buyers who might be interested in such perspectives.

On March 20, 2018, at a meeting of the Special Committee attended by members of Company management as well as representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided additional information regarding their meetings and discussions with potential buyers.

Later on March 20, 2018, GCA Advisors, on behalf of the Company, received a preliminary indication of interest from Party A including an indicative price of $12.00 in cash per Company Share, which preliminary indication of interest included a highly confident letter from a potential debt financing source.

On March 21, 2018, the Special Committee met, along with members of management and representatives of GCA Advisors and Skadden, to discuss the proposal received from Party A and potential paths for continuing the Potential Transaction process. Representatives of GCA Advisors reported that Party A had indicated that the reduction of Party A’s offer price from its initial proposal of $16.00 to its current proposal of $12.00 in cash per Company Share was due in part to the Company’s forecasts for 2018 which it had received following its proposal on February 16, 2018, including those reported by the Company in its Current Report on Form 8-K filed with the SEC on February 21, 2018, as well as Company management’s nonpublic projections which had been made available to Party A on February 26, 2018.

On March 23, 2018, the Special Committee held a meeting, attended by members of management, as well as representatives of GCA Advisors and Skadden, at which representatives of GCA Advisors, as well as the Special Committee and Company management, discussed meetings between Company management and representatives of the various other potential buyers. Representatives of GCA Advisors reported that Party B had removed itself from the Potential Transaction process due to its view that it would not be able to provide the highest bid in light of their focus on other priorities and their view of the uncertainty surrounding the markets in which the Company operates (representatives of GCA Advisors continued discussions with Party B through early April but Party B elected not to reengage in the Potential Transaction process). The Special Committee then requested, based in part on discussions with representatives of GCA Advisors, that GCA Advisors solicit final offers from the remaining potential buyers to be provided during the week of April 9, 2018.

The Special Committee then heard a report from a member of the Special Committee who had been contacted by Party F to discuss a Potential Transaction. Such member of the Special Committee was contacted based on a prior relationship with representatives of Party F and the Company’s announcement that the Company Board was evaluating strategic alternatives. The member of the Special Committee reported that Party F had provided an oral indicative price of $13.00–$14.00 in cash per Company Share, although it had not yet obtained sufficient debt or equity financing commitments. The Special Committee also considered the potential negative impacts on the Company’s relationship with customers (which could have a negative impact on the valuation of the Company as determined by other potential buyers) given Party F’s previous involvement with NPEs.

Also at this meeting, the Special Committee authorized the Company to enter into a new engagement letter with GCA Advisors, and on March 23, 2018, the Company formally executed an engagement letter with GCA Advisors, officially reengaging GCA Advisors (following termination of its engagement in September 2017) as its financial advisor in connection with a Potential Transaction effective as of February 1, 2018.

Between March 23, 2018 and March 28, 2018, at the request of the Company, GCA Advisors distributed to HGGC, Party A, Party C and Party E, the remaining potential buyers other than Party F, a final bid instruction letter requesting final proposals be provided by 5:00 p.m. Pacific Time on April 11, 2018. Following distribution of the final bid instruction letters, at the request of the Company, Skadden provided a form of merger agreement providing for the acquisition of the Company by a potential buyer through the Company’s electronic datasite. GCA Advisors did not distribute a final bid instruction letter to Party F at this time due to Party F’s lack of progress with equity and debt financing sources.

In a meeting of the Special Committee on March 30, 2018 attended by members of Company management and representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided an update on their ongoing discussions with the remaining potential buyers, including a discussion of industry rumors and speculation that Party A was in the process of selling its NPE business and that Party A’s interest in acquiring the Company may hinge on Party A’s sale of such business prior to the announcement of a transaction with the Company.

On April 6, 2018, at a meeting of the Company Board attended by members of Company management as well as representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided an update on ongoing discussions with HGGC, Party A, Party C, Party E and Party F. Representatives of GCA Advisors also reported that Party F had indicated that they hoped to provide a complete proposal by April 30, 2018.

On April 8, 2018, at a meeting of the Company Board attended by members of Company management as well as a representative of Skadden, the Special Committee provided the Company Board with an update on the status of the Potential Transaction and discussions with potential buyers. The Special Committee also informed the Company Board that Party B had removed itself from the Potential Transaction process. The Company Board requested that Company management prepare additional materials regarding other potential strategic alternatives available to the Company (including, but not limited to, a potential sale of a minority interest of the Company), in the event that the Company Board determined not to proceed with a sale of the Company, in order to explore the full scope of options available to the Company and determine which options would be in the best interests of the Company and its stockholders.

On April 10, 2018, the Company, through GCA Advisors, extended the final bid deadline to 5:00 p.m. Pacific Time on April 16, 2018, upon the request of certain of the remaining potential buyers.

On April 13, 2018, at a meeting of the Special Committee attended by members of Company management as well as representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided the Special Committee with additional insight regarding GCA Advisors’ ongoing efforts with respect to the Potential Transaction, including that Party E and Party C had removed themselves from the Potential Transaction process due to concerns about the state of the patent litigation market and uncertainty regarding their financial forecasts for the Company, particularly in light of the Company’s ongoing customer renewal process.

On April 16, 2018, GCA Advisors, on behalf of the Company, received final proposals from HGGC and Party A, which included, among other things, their respective markup of the form of merger agreement and drafts of related transaction documents.

On April 17, 2018, the Special Committee held a meeting attended by representatives of GCA Advisors and Skadden to discuss such final proposals. Representatives of GCA Advisors described to the Special Committee the terms of each of the proposals to acquire the Company, noting that HGGC’s proposal of $10.15 in cash per Company Share required minimal additional due diligence, included a signed debt commitment letter and included a suggested timeline of executing a definitive agreement within a week to ten days (and requested a two-week exclusivity term through May 1, 2018) while Party A’s proposal of $11.25 in cash per Company Share required substantial additional due diligence, included only an unsigned, draft debt commitment letter and included a request for a three-week exclusivity term subject to an automatic one-week extension at the end of such term. Representatives of GCA Advisors noted that HGGC’s and Party A’s proposals each provided for a lower price in cash per Company Share due to their respective further research on the markets in which the Company operates and difficulties in obtaining debt financing for a Potential Transaction. The Special Committee also received an update on discussions with Party F and discussions regarding other potential strategic transactions, including a third-party minority investment in the Company’s equity. Representatives of GCA Advisors reported that they had not received interest from third parties which they had approached to date regarding making a minority investment in the Company’s equity.

On April 19, 2018, at a meeting of the Company Board attended by members of Company management as well as representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided the full

Company Board with further detail on the final proposals received from HGGC and Party A, including the details previously shared with the Special Committee, and a representative of Skadden presented to the Company Board regarding its fiduciary duties in connection with its evaluation of such proposals. The Company Board was also informed that Party F was still presenting an undeveloped proposal and lacked adequate capital to complete an acquisition of the Company. Representatives of Skadden summarized the terms of the merger agreement markups provided by each of HGGC and Party A. The Company Board discussed the positive and negative attributes of each proposal and discussed with representatives of GCA Advisors potential strategies for responding to each of the proposals. The Company Board also discussed with representatives of GCA Advisors additional outreach regarding potential strategic alternatives other than a sale of the Company.

On April 22, 2018, at a meeting of the Company Board attended by members of Company management as well as representatives of GCA Advisors and Skadden, representatives of GCA Advisors provided the Company Board an update on the Potential Transaction process, including regarding continued discussions with Party F, which had still not secured debt and equity financing to complete an acquisition of the Company. The Company Board considered that HGGC’s proposal (i) included fully committed debt financing, (ii) had substantially no remaining due diligence requirement, (iii) proposed a 4.5% termination fee payable by the Company under certain circumstances and a 5.5% termination fee payable by Parent under certain circumstances and (iv) indicated that HGGC was prepared to buy the Company as soon as possible, whereas Party A’s proposal (A) included substantially more due diligence requirements, the results of which might lead Party A to withdraw or lower its proposal, (B) proposed a total of up to four weeks of exclusivity, (C) proposed a 3% termination fee payable by the Company under certain circumstances and a 6% termination fee payable by Parent under certain circumstances and (D) did not include committed debt financing and required substantially more debt financing than HGGC’s proposal. Representatives of GCA Advisors also discussed with the Company Board certain valuation observations based on a review of the Company’s historical and current forecasted financial information provided by Company management (a subset of which would later be approved as the Management Projections (as defined below)) as well as publicly available third-party market research.

After a robust discussion, the Company Board requested that GCA Advisors approach HGGC with a counteroffer of $11.00 in cash per Company Share and a 3.25% termination fee payable by the Company under certain circumstances and authorized Skadden to prepare markups of the draft merger agreements and other transaction documents provided by each of HGGC and Party A. The Company Board also directed representatives of GCA Advisors to attempt to expedite Party A’s due diligence and debt financing processes in order that Party A might perfect its proposal to acquire the Company. A representative of Skadden reminded the Company Board of its fiduciary duties in connection with its evaluation of the proposals from HGGC and Party A.

At the same meeting, it was noted that the Initial Forecasts (i) were prepared in January 2018 and contained aggressive assumptions, (ii) did not include the most up-to-date information which had become available given the passage of time, (iii) did not reflect Company management’s current best estimates of the Company’s expected future performance and (iv) based on feedback and the valuations proposed by bidders who had performed their own valuations of the Company’s expected future performance, had been considered by bidders to represent optimistic forecasts. Company management presented to the Company Board a new set of definitive projections that reflected more up-to-date information and more realistic assumptions, in light of the Company’s performance in the intervening months, and that Company management considered to be the most reliable indicators of the Company’s future performance. The Company Board reviewed such projections with Company management, including the assumptions on which such projections were based (including, but not limited to, as compared with the Initial Forecasts, Company management’s downwardly revised view of the likely customer renewal rate for the Company’s patent risk mitigation business for the relevant period of time, as well as an increase in net patent spend as a percentage of revenue over the same period of time, based in part, in each case, on the Company’s year-to-date performance), and independently considered whether the Company Board determined such projections to be the most current and the best estimates of the future financial performance of the Company. Following discussion, the Company Board deferred final consideration of such projections to the next meeting of the Company Board.

Following the meeting, representatives of GCA Advisors communicated with HGGC and Party A regarding feedback on their respective proposals from the Company Board, including, with respect to HGGC, with an objective of improving HGGC’s proposed offer price.

On April 25, 2018, at a meeting of the Special Committee attended by members of Company management and representatives of GCA Advisors and Skadden, representatives of GCA Advisors informed the Special Committee that HGGC had responded to the Company’s counteroffer of $11.00 in cash per Company Share and a 3.25% termination fee payable by the Company under certain circumstances by providing an addendum to its proposal letter, including a revised offer of $10.40 in cash per Company Share, which included a request that the Company enter into exclusivity by 5:00 p.m. on April 26, 2018, with such exclusivity to run through 5:00 p.m. on May 8, 2018, and indicated that HGGC would withdraw from the Potential Transaction process if the Company did not agree to such exclusivity period. Representatives of GCA Advisors reported that HGGC had orally indicated that it would be unwilling to agree to a termination fee payable by the Company under certain circumstances below 3.5%. Representatives of GCA Advisors also provided an update to the Special Committee regarding Party A’s continued efforts to obtain committed debt financing and complete its due diligence and discussions with Party F, which still lacked committed debt and equity financing. The Special Committee discussed strategies for maximizing stockholder value in light of the current proposals and ongoing discussions with various parties. Following a full discussion between the Special Committee, members of Company management and representatives of GCA Advisors, the Special Committee determined that it would recommend to the Company Board that the Company should attempt to increase HGGC’s bid and grant HGGC exclusivity with a shortened window of exclusivity.

On April 26, 2018, the Company Board held a meeting at which members of Company management as well as representatives of GCA Advisors and Skadden were present for portions of the meeting. The Company Board discussed the letter addendum that HGGC had delivered stating that it would withdraw from the Potential Transaction process if it did not receive exclusivity by 5:00 p.m. that day and including a revised offer price of $10.40 in cash per Company Share. Representatives of GCA Advisors also informed the Company Board that HGGC had orally indicated (i) willingness to agree to a 3.5% termination fee payable by the Company under certain circumstances and (ii) that it was prepared to approve the Potential Transaction within the next few days. Representatives of GCA Advisors also updated the Company Board on the Party A proposal, noting that Party A had indicated that it was still continuing its efforts to obtain committed debt financing. The Company Board discussed its concerns about attempting to transact with Party A because of the outstanding risks associated with Party A’s proposal including: (i) its lack of committed debt financing; (ii) its remaining due diligence requirements; (iii) the risk that it would decide not to execute a definitive agreement with the Company; (iv) the risk that by the time Party A withdrew from the Potential Transaction process HGGC would no longer be interested in transacting with the Company; (v) the potential risk of terminations or non-renewals by customers if they were to become aware of Party A’s interest in acquiring the Company, including because of Party A’s relationships with NPEs (including its controlling ownership interest in NPEs) and the resulting potential risk that HGGC may no longer be willing to transact with the Company (if this risk came to fruition) or only at a reduced offer price; and (vi) the potential risk that even if Party A completed its due diligence, obtained committed financing and executed a definitive agreement with the Company, the risk noted in prong (v) above still remained a concern and could create elevated deal uncertainty depending on the impact to customer relationships.

The Special Committee presented its recommendation to the Company Board that the Company approach HGGC with a counteroffer at $10.50 in cash per Company Share, on an exclusive basis, with a 3.5% termination fee payable by the Company under certain circumstances and an exclusivity window running through 5:00 p.m. Pacific Time on May 3, 2018. The Company Board evaluated the Special Committee’s recommendation with a view to ensuring the proposal would reasonably be expected to maximize stockholder value, and thereafter the Company Board authorized the Company to grant exclusivity to HGGC on the proposed terms.

Additionally, the Company Board reviewed with Company management the definitive set of projections that Company management had presented at the Company Board meeting on April 22, 2018 (the “Management

Projections”), including the assumptions on which such projections were based (including, but not limited to, Company management’s best estimate of the customer renewal rate, net patent spend as a percentage of revenue and operating costs for the Company’s patent risk mitigation business for the relevant period of time), and independently considered whether they were the most current and best estimates of the future financial performance of the Company. Following discussion, the Company Board determined that the Management Projections were, in its view, the most current and best estimates of the future financial performance of the Company and approved such projections for use by GCA Advisors for its fairness analysis of the proposed transaction with HGGC. For more information regarding these projections, see Item 4 under the heading “—Certain Financial Projections.”

Following the meeting, Skadden provided the Company with a markup of the exclusivity agreement proposed by HGGC, which was in turn provided to HGGC and its counsel, Kirkland & Ellis LLP (“Kirkland”), for review and comment. Following subsequent negotiations among the parties and GCA Advisors, and agreement from HGGC to the Company’s counteroffer to pay $10.50 in cash per Company Share and to include a 3.5% termination fee payable by the Company under certain circumstances, the Company and HGGC entered into an exclusivity agreement the evening of April 26, 2018. Later that evening, at the request of the Company, Skadden delivered to Kirkland a revised draft of the merger agreement which included, among other things, a 6% termination fee (rather than 5.5% as proposed by HGGC) payable by Parent under certain circumstances, which was accepted by HGGC.

From April 26, 2018 to April 30, 2018, Skadden and Kirkland negotiated and exchanged drafts of the merger agreement and other transaction documents in coordination, respectively, with the Company and HGGC.

On April 30, 2018, the Company Board held a meeting which was attended by members of Company management as well as representatives of GCA Advisors and Skadden. A representative of Skadden reviewed the principal terms of the definitive merger agreement between the Company, Parent and Purchaser, previously distributed to the members of the Company Board and described the Company Board’s fiduciary duties to be considered in connection with evaluating the Potential Transaction with HGGC. Representatives of GCA Advisors then reviewed their financial analysis of the $10.50 in cash per Company Share to be paid by Purchaser pursuant to the proposed merger agreement. Members of the Company Board asked questions throughout such presentation and engaged in further discussion regarding the Potential Transaction with representatives of GCA Advisors and Skadden. GCA Advisors then orally rendered its opinion to the Company Board, subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion, and based on and subject to the considerations, limitations and other matters set forth in such opinion, the Per Share Merger Consideration to be received by the holders of Company Common Stock pursuant to the proposed merger agreement was fair, from a financial point of view, to such holders. Additional information pertaining to the opinion of GCA Advisors is set forth in Item 4 under the heading “—Opinion of GCA Advisors, LLC.” After the presentation by GCA Advisors and a discussion with counsel, the Company Board continued to discuss the Potential Transaction and the reasons that members of the Company Board continued to believe that the proposed merger with HGGC was advisable, fair to and in the best interests of the Company and its stockholders. Following such discussion, the Company Board unanimously voted to approve, among other things, the Merger Agreement and the transactions contemplated thereby, including but not limited to the Offer and the Merger, and to recommend that the holders of Company Shares accept the Offer and tender their Company Shares in response to the Offer. Additional information pertaining to the recommendation of the Company Board is set forth in Item 4 under the heading “—Reasons for the Recommendation.”

Later that evening, the Company, Parent and Purchaser executed and delivered the Merger Agreement and the related transaction documents.

Before the opening of trading on the Nasdaq Global Select Market on May 1, 2018, the Company filed a Current Report on Form 8-K and the Company and HGGC issued a joint press release announcing the execution of the Merger Agreement and the anticipated commencement of the Offer.

Following May 1, 2018, HGGC offered certain Company management members an opportunity to contribute (or “rollover”) their Company Shares into new equity interests of an affiliate of the Surviving Corporation. HGGC and such Company management members terminated discussions of such rollover opportunity prior to the commencement of the Offer in preference for discussion of post-transaction employment and compensation arrangements at a later date.

Reasons for the Recommendation.

In evaluating the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, and recommending that the holders of Company Shares accept the Offer and tender their Company Shares in response to the Offer, the Company Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisor, including the following material factors (not in any relative order of importance), each of which the Company Board believes supported its determinations:

•	Cash Tender Offer; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Company Shares in the Offer and the Merger will be all cash and considered the certainty of value and liquidity of such cash consideration.

•	Public Company Costs. The Company Board considered the high costs of being a public company relative to the size of the Company’s earnings and asset base; the substantial and increasing cost of being a public company, including accounting fees, legal fees, salaries and other expenses, as well as significant time and attention from Company management; the impact of such costs on the potential future trading price of Company Shares; and the current lack of benefits of being a stand-alone public company.

•	Best Alternative for Maximizing Stockholder Value. The Company Board believed that receipt of the Per Share Merger Consideration of $10.50 per Company Share in cash was more favorable to the Company stockholders than the likely value that would result from other potential transactions or from remaining independent. This decision was based on, among other things, the Company Board’s assessment of:

•	the Company’s historical operating and financial performance, including that the Company had experienced declines in demand for its patent risk solutions due to decreased macro trends in the patent licensing and litigation market, as well as renewals at lower fees than in past years and the risk of decreased demand for the Company’s discovery services, leading to the inability of the Company to predict when demand would once again increase;

•	the Company’s future prospects, including risks related to the Company’s limited operating history, risks related to achieving the revenue growth and profitability reflected in the Company’s financial projections as a standalone company, risks related to the Company’s evolving business model and the unpredictability of the Company’s emerging industry and the various additional risks and uncertainties that are described in the Company’s most recent Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q, each as filed with the SEC;

•	the possible alternatives to a sale of the entire Company, including continuing as a standalone company and spinning off or selling certain of the Company’s business lines, which alternatives the Company Board evaluated with the assistance of its outside legal and financial advisors and determined did not present the best reasonably available alternative for the Company’s stockholders in light of, among other factors, the potential risks, rewards and uncertainties associated with those alternatives;

•	the Company Board’s belief that its negotiations had resulted in the highest price per Company Share for the Company Common Stock that Purchaser was willing to pay and the highest price per Company Share realistically and reasonably available to the Company and its stockholders;

•	the Company Board’s belief that the process conducted by the Company had resulted in the highest price realistically and reasonably available to the stockholders of the Company in light of the uncertainties associated with other potential acquirers (described in further detail below);

•	other strategic opportunities reasonably available to the Company, including but not limited to proposals from other potential buyers (described in more detail in Item 4 under the heading “—Background of the Merger”); and

•	the financial condition and prospects of the Company and management’s business plan for the Company; in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that a sale of the Company through consummation of the Offer and the Merger represents the Company’s best reasonably available prospect for maximizing stockholder value.

•	Valuation. The Company Board concluded that the consideration of $10.50 per Company Share represented an attractive valuation for the Company given that the Company Shares had been trading at an implied premium since late 2016 based on rumors and speculation that the Company was a potential acquisition target. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Company Common Stock, and the active sale process undertaken by the Company, including:

•	the fact that representatives of GCA Advisors, at the Company Board’s instruction, contacted 53 prospective financial buyers and three strategic buyers regarding a potential acquisition, that of these prospective buyers, 28 entered into non-disclosure agreements with the Company, 26 were provided with access to the Company’s electronic datasite, 16 met with Company management, six submitted initial proposals, and only two parties submitted final proposals (with HGGC, on behalf of Parent and Purchaser, submitting the only complete proposal including fully committed debt and equity financing and an indication that only limited due diligence remained outstanding);

•	the fact that, although the proposals from Party A and Party F purported to include a higher price per Company Share, neither of their proposals included committed financing or limited remaining due diligence conditions and, with respect to Party A, its proposal presented the potential risk of terminations or non-renewals by customers if they were to become aware of Party A’s interest in acquiring the Company, including because of Party A’s relationships with NPEs (including its controlling ownership interest in NPEs), each of which led the Company Board to determine that neither Party A’s nor Party F’s proposal represented a complete proposal to acquire the Company and that perfecting such proposals could lead HGGC to retract its own proposal;

•	the fact that the Company actively solicited increases in the amount per Company Share included in the proposal made by HGGC, as well as an increase in the termination fee payable by Parent under certain circumstances and a decrease in the termination fee payable by the Company under certain circumstances, and HGGC indicated that the Per Share Merger Consideration was its best and final offer; and

•	the risk that prolonging the sale process further could have resulted in the loss of an opportunity to enter into the Merger Agreement with Parent and Purchaser when HGGC indicated that its proposal would expire if it were not granted exclusivity and, in addition, could have further distracted senior management from implementing the Company’s business plan.

•	GCA Advisors Fairness Opinion. The Company Board considered the financial presentation and opinion of GCA Advisors to the Company Board, dated April 30, 2018, to the effect that, as of the date of such opinion, the $10.50 per Company Share consideration to be received by the holders of Company Shares in the Offer or the Merger pursuant to the Merger Agreement, as the case may be, was fair, from a financial point of view, to such holders. Such opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in Item 4 under the heading “—Opinion of GCA Advisors, LLC” and as set forth in its entirety as Annex A hereto and incorporated herein by reference.

•	Negotiation of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process, at arm’s length between the Company and Parent, with the assistance of their respective legal and financial advisors.

•	Speed and Likelihood of Consummation. The Company Board considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the associated transactions). The Company Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Tender Condition, which cannot be changed, modified or waived without the prior written consent of the Company;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

•	the fact that the regulatory approvals required pursuant to the HSR Act and under the GWB are anticipated to be received in a reasonable time period;

•	the business reputation, capabilities and financial condition of HGGC, and the Company Board’s belief that HGGC is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

•	the Company’s ability, subject to the limitations and conditions in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and/or Purchaser and to enforce specifically the terms of the Merger Agreement;

•	the fact that Parent and Purchaser had obtained committed debt and equity financing for the transaction, the limited number and nature of the conditions to the debt and equity financing, the reputation of the financing sources and the obligation of Parent to use, and to cause its affiliates to use, their reasonable best efforts to obtain the debt financing, each of which, in the reasonable judgment of the Company Board, increases the likelihood of such financings being completed;

•	the fact that the Merger Agreement provides that, in the event of a failure of the merger to be consummated under certain circumstances, Parent will pay the Company a cash termination fee equal to approximately $31.5 million, without the Company having to establish any damages, and the guarantee of such payment obligation pursuant to the limited guarantee; and

•	the Company Board’s review of the potential costs associated with executing the Merger Agreement, including change in control severance and related costs, as well as estimated advisor fees, which the Company Board concluded were reasonable and were not of such an amount that they would influence the advice from, or affect the work performed by, the Company’s senior management or advisors in connection with the Company Board’s evaluation of the Offer and the Merger.

•	Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, as more fully described in Section 11 of the Offer to Purchase under the heading “—The Merger Agreement.” Certain provisions of the Merger Agreement that the Company Board considered important included (not in any relative order of importance):

•	Ability to Respond to Unsolicited Acquisition Proposals. The Company, subject to the terms and conditions of the Merger Agreement, may enter into negotiations or discussions concerning, or provide confidential information to persons making, certain unsolicited proposals if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that such proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal (as defined in the Merger Agreement), subject to certain rights of Parent pursuant to the terms of the Merger Agreement to negotiate with the Company.

•	Change of Recommendation in Response to a Superior Company Proposal; Ability to Accept a Superior Company Proposal. At any time prior to acceptance of the Offer, the Company Board, subject to the terms and conditions of the Merger Agreement, may make a Company Adverse Recommendation Change (as defined in the Merger Agreement) or terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Company Proposal if the Company Board determines in good faith that the failure to do so would be inconsistent with its fiduciary obligations to the stockholders of the Company. Termination of the Merger Agreement or entering into an alternative acquisition agreement with respect to a Superior Company Proposal (as defined in the Merger Agreement) is subject to the Company’s payment to Parent of a termination fee of approximately $18.4 million, which the Company Board believes is reasonable in light of the circumstances and not likely to deter any potential bidder from making a competing acquisition proposal.

•	Change of Recommendation in Response to an Intervening Event. The Company Board, subject to the terms and conditions of the Merger Agreement, may change its recommendation regarding the Offer for a reason unrelated to an acquisition proposal in the context of a Company Intervening Event (as defined in the Merger Agreement), in either case, if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties.

•	Specific Performance and Monetary Damages. In the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so, the Company will be entitled, subject to the limitations and conditions in the Merger Agreement, to seek specific performance or monetary damages. In the event the transactions are not consummated in certain circumstances, Parent will be required to pay the Company a termination fee of approximately $31.5 million for such failure to consummate the transactions contemplated by the Merger Agreement.

•	End Date. The end date of October 30, 2018 on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement, and Parent and the Company can terminate the Merger Agreement earlier if the Offer shall have expired or been terminated and the Offer Acceptance Time shall not have occurred solely as a result of the Minimum Tender Condition not being satisfied (subject to certain exceptions).

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Company Shares in the Offer and who properly demand appraisal of their Company Shares and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in Item 8 under the heading “—Appraisal Rights.”

•	Negotiation Process. The Company Board considered the fact that the terms of the Merger Agreement were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Company Board and with the assistance of GCA Advisors and Skadden.

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:

•	the market price of the Company Shares;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the transactions contemplated by the Merger Agreement, including the potential requirement to make a termination fee payment to Parent; and

•	the Company’s ability to attract and retain key personnel.

•	Restrictions on Soliciting Proposals. The terms of the Merger Agreement prohibit the Company and its representatives from soliciting third-party bids.

•	Future Growth. The Company Board considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company and the Company’s stockholders will no longer participate in the future growth and profits of the Company or benefit from any increases in the value of the Company Shares.

•	Transaction Costs. The Company Board considered that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger.

•	Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees, including possible effects on the Company’s ability to attract and retain key personnel while the transaction is pending. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger.

•	Litigation Risk. The Company Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•	Termination Fee. The Company Board considered the termination fee of approximately $18.4 million, which HGGC had agreed to in negotiations with the Company and which may become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Company Proposal, and the risk that the amount of the termination fee could deter potential alternative acquisition proposals.

•	Financing Failure. The Company Board considered the risk that the proposed Offer and Merger might not be completed due to failure of Parent and Purchaser to obtain the required debt financing for the transaction.

•	Risk that the Minimum Tender Condition Might Not Be Satisfied. The Company Board considered the possibility that the Company’s stockholders will tender an insufficient number of Company Shares to meet the Minimum Tender Condition, and the fact that Purchaser’s obligation to extend the Offer if the Minimum Tender Condition is not satisfied as of the expiration date of the Offer (and all other conditions to the Offer are satisfied or waived) is limited to an aggregate extension of 20 business days.

•	Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in Item 3 under the heading “—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

•	Regulatory Approval and Risk of Pending Actions. The Company Board considered the risks associated with the need to make antitrust filings and to obtain antitrust consents and approvals in the United States and Germany, and the fact that the obligation of Purchaser to accept for payment and to pay for Company Shares tendered pursuant to the Offer is subject to a condition that there be no order by any governmental entity or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger or providing for a material antitrust restraint, and that there be no pending litigation by any governmental entity seeking the foregoing.

•	Offer and Merger Consideration Taxable. The Company Board considered the fact that the gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Parent and Purchaser. The Company Board considered the fact that Parent and Purchaser are newly formed corporations with no assets other than the Merger Agreement, the equity commitment letter, the limited guarantee and the debt commitment letter, and that under certain circumstances the Company’s monetary remedy in the event of breach of the Merger Agreement by Parent or Purchaser may be limited to receipt of the termination fee from Parent in an amount of approximately $31.5 million or the Company may not be entitled to a termination fee at all.

•	Suspension of Dividend. The fact that the Company was restricted from paying its $0.05 per share quarterly cash dividend following the dividend paid on March 28, 2018, until the closing of the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented.

In considering the recommendation of the Company Board that the holders of Company Shares accept the Offer and tender their Company Shares in response to the Offer, you should be aware that the Company’s directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, yours. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, the Offer and the Merger, and in recommending that the holders of Company Shares accept the Offer and tender their Company Shares in response to the Offer. For more information, see Item 3 under the heading “—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Company Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Company Shares for which such holder does not have discretionary authority). The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections, though the Company has in the past provided investors with quarterly and full-year financial guidance that may cover areas such as revenue and earnings per share, among other items (although due to the announcement of the Offer and Merger, the Company will not be updating previously disclosed guidance). However, the Company is including certain unaudited prospective financial information prepared by the Company’s management to provide the Company’s stockholders access to a summary of certain previously nonpublic unaudited prospective financial information that was made available to the Company Board and Special Committee in connection with consideration of the Offer and Merger. The Management Projections were also provided to GCA Advisors in connection with the rendering of its opinion to the Company Board and performance of its related financial analyses.

The Management Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined or performed any procedures with respect to the prospective financial information contained in the Management Projections nor has any such person expressed any opinion or given any form of assurance with respect to such information or the reasonableness, achievability or accuracy of the Management Projections. The summary of the Management Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but instead because the Management Projections were provided to the Company Board in connection with its evaluation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and to GCA Advisors in connection with its evaluation of the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock in the Offer or the Merger pursuant to the Merger Agreement. The Management Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

The Management Projections were prepared in April 2018, and while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and the achievability of the Management Projections include, but are not limited to, general economic conditions and disruptions in the financial, debt, capital, credit or securities markets, changes in the patent risk mitigation market and other industries in which the Company operates, the Company’s ability to obtain financing, acceptance of the Company’s products and services, competition and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, as amended, and its subsequent quarterly report on Form 10-Q and current reports on Form 8-K. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Management Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Management Projections were prepared. In addition, the Management Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Management Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Management Projections. There can be no assurance that the financial results in the Management Projections will be realized, or that future actual financial results will not materially vary from those in the Management Projections.

The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, HGGC, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Management Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Management Projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. None of the Company, HGGC, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Management Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the Management Projections are thereafter shown to have been made in error. None of the Company, or, to the knowledge of the Company, HGGC, Parent or Purchaser, intends to make publicly available any update or other revisions to the Management Projections. Additionally, none of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Management Projections or that projected results will be achieved. The Company has made no representation to HGGC, Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Projections.

The following is a summary of the Management Projections (in millions):

	2018E	2019E	2020E	2021E	2022E
Net Revenue (1)	$280	$266	$261	$254	$250
Operating Income	18	16	41	43	45
EBITDA (2)	177	164	159	152	148
Adjusted EBITDA (3)	87	75	74	72	73
Stock-based Compensation	15	14	13	13	13
Increase (Decrease) in Net Working Capital	(2)	2	4	3	(0)
Capital Expenditures (4)	3	3	3	3	3
Cash Taxes	7	6	15	16	16
Free Cash Flow (5)	79	64	52	51	54

(1)	Calculated in accordance with ASC Topic 605, Revenue Recognition.
(2)	EBITDA means net income plus interest expense, stock-based compensation, taxes, depreciation and amortization.
(3)	Adjusted EBITDA means EBITDA less net patent spend.
(4)	Capital Expenditures exclude net patent spend.
(5)	Free Cash Flow means Adjusted EBITDA, less increases in net working capital, less capital expenditures, less cash taxes.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or the Company’s other, periodic reports are not applicable to any forward-looking statements made in connection with the Offer. Please refer to the discussion in Item 8 under the heading “—Forward-Looking Statements.”

In light of the foregoing factors and the uncertainties inherent in the Management Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on such Management Projections.

Opinion of GCA Advisors, LLC.

The Company retained GCA Advisors to act as its financial advisor in connection with the Offer and the Merger based on GCA Advisors’ qualifications, expertise, reputation and knowledge of our business and affairs and the industry in which the Company operates. GCA Advisors is a global investment bank serving a broad client base through a range of advisory services, including mergers and acquisitions, debt and equity capital markets, private funds, restructuring, and asset management. GCA Advisors is continuously involved with providing advisory services that include the valuation of businesses and securities in connection with mergers and acquisitions. At a meeting of the Company Board on April 30, 2018, GCA Advisors rendered its oral opinion to the Company Board to the effect that, as of that date, and based on and subject to the considerations, limitations and other matters set forth therein, the $10.50 per Company Share consideration to be received by the holders of Company Common Stock in the Offer or the Merger pursuant to the Merger Agreement (as the case may be, the “Consideration”), was fair, from a financial point of view, to such holders. Following the meeting, GCA Advisors delivered its written opinion, dated April 30, 2018, to the Company Board.

The full text of GCA Advisors’ written opinion, dated April 30, 2018, to the Company Board is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by GCA Advisors in rendering its opinion. You should read the opinion carefully in its entirety. GCA Advisors’ opinion does not constitute a recommendation to the Company Board or any committee thereof, to the Company’s stockholders, or to any other person as to any specific action that should be taken in connection with the Merger, including whether any of the Company’s stockholders should tender their Company Shares into the Offer or how any holder of Company Shares should otherwise act in respect of the Merger. The summary of GCA Advisors’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

GCA Advisors delivered its opinion to the Company Board for the benefit and use of the Company Board in connection with and for purposes of its evaluation of the Consideration from a financial point of view. The Consideration that the Company’s stockholders would receive in the Offer and the Merger, respectively, was determined through arm’s-length negotiations between the Company, on the one hand, and HGGC, Parent and Purchaser, on the other hand, and was approved by the Company Board.

The opinion addresses only whether the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement, or the relative merits of the Offer and the Merger as compared to any alternatives that may be available to the Company. GCA Advisors was not asked to offer, nor has it offered, any opinion as to the material terms of the Merger Agreement (other than as expressly set forth in the last paragraph of the opinion with respect to the fairness of the Consideration) or the structure of the transactions contemplated by the Merger Agreement. Further, the opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of the Company’s officers, directors or employees, or class of such persons, including, without limitation, in relation to the Consideration.

For purposes of its opinion, GCA Advisors:

•	reviewed a draft, dated April 29, 2018, of the Merger Agreement and certain related documents;

•	reviewed certain publicly available financial statements, financial projections and other business and financial information of the Company;

•	reviewed certain non-public financial statements and other financial and operating data concerning the Company prepared by Company management;

•	reviewed certain non-public financial projections relating to the Company prepared by Company management as well as the Management Projections described in further detail in Item 4 under the heading “—Certain Financial Projections;”

•	discussed with Company management and the Company Board the past and current operations and financial condition and prospects of the Company;

•	reviewed and discussed with Company management and the Company Board certain alternatives to the transactions contemplated by the Merger Agreement;

•	reviewed and discussed with Company management and the Company Board their views of the strategic rationale for the transactions contemplated by the Merger Agreement;

•	reviewed the recent reported closing prices and trading activity for the shares of Company Common Stock;

•	prepared and evaluated a discounted cash flow analysis based on projected future cash flows of the Company provided by Company management;

•	compared the financial performance of the Company, and the prices and trading activity of the shares of Company Common Stock, with those of certain other publicly-traded companies that GCA Advisors believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms, to the extent publicly available, of certain precedent transactions that GCA Advisors believed to be generally relevant in evaluating the business of the Company;

•	reviewed publicly available information concerning certain precedent transactions having financial characteristics that GCA Advisors believed to be generally relevant in evaluating the transactions contemplated by the Merger Agreement;

•	participated in discussions and negotiations among representatives of the Company and HGGC, Parent and Purchaser; and

•	performed such other analyses and considered such other factors as GCA Advisors deemed appropriate.

In preparing its opinion, GCA Advisors assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, GCA Advisors by the Company. With respect to the Management Projections, GCA Advisors was advised by Company management, and GCA Advisors assumed, that such projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management of the future financial performance of the Company. GCA Advisors did not undertake any responsibility for the accuracy, completeness or independent verification of such information and assumes no responsibility for, and expressed no view as to, such projections or the assumptions on which they were based.

In addition, GCA Advisors assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the April 29, 2018 draft Merger Agreement furnished to GCA Advisors and that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by GCA Advisors. GCA Advisors also assumed that the representations and warranties contained in the Merger Agreement made by the parties thereto were true and correct in all respects material to GCA Advisors’ analysis. GCA Advisors also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be timely obtained without any material restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA Advisors as of, April 30, 2018. GCA Advisors assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after April 30, 2018.

GCA Advisors did not make any independent investigation of any legal, accounting or tax matters affecting the Company, the Offer or the Merger, and it assumed the correctness of all legal, accounting and tax advice given to the Company and the Company Board. GCA Advisors was not asked to prepare, nor has it prepared, an appraisal of any of the assets or liabilities of the Company or concerning the solvency or fair value of the Company, nor has GCA Advisors been furnished with any such appraisals, and its opinion should not be construed as such. GCA Advisors was requested to and did initiate discussions with and solicit indications of interest from certain third parties with respect to a possible transaction with the Company. GCA Advisors also took into account its experience in transactions that it believes to be generally comparable or relevant, as well as its experience in securities valuation in general.

The following represents a summary of the material financial analyses performed by GCA Advisors in connection with delivering its opinion to the Company Board. Some of the summaries of financial analyses performed by GCA Advisors include information presented in tabular format. In order to fully understand the financial analyses performed by GCA Advisors, the Company’s stockholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by GCA Advisors.

Discounted Cash Flow Analysis.

Using the Management Projections, GCA Advisors performed an illustrative discounted cash flow analysis for the Company. Using discount rates ranging from 13% to 15%, reflecting GCA Advisors’ estimates of the Company’s weighted average cost of capital, GCA Advisors discounted to present value as of March 31, 2018 (i) the estimated unlevered free cash flow for the Company for the last three quarters of calendar year 2018 of $55 million (based on the Management Projections, including stock-based compensation expense), (ii) the estimated unlevered free cash flow for the Company for calendar year 2019 through calendar year 2022 (based on the Management Projections, including stock-based compensation expense), and (iii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from negative 3.0% to positive 1.0%, to a terminal year estimate of the free cash flow to be generated by the Company, in each case, as reflected in the Management Projections. The range of discount rates and perpetuity growth rates were estimated by GCA Advisors utilizing its professional judgment and experience, taking into account publicly available data, comparative analysis and the Company’s current cost of capital (which, in GCA Advisors’ judgment, was equal to its current cost of equity capital given that the Company had no debt and its projected financial performance would make it very challenging for it to raise debt financing on attractive terms). GCA Advisors derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. GCA Advisors then added the net cash of the Company, including short-term investments, of approximately $168 million as of March 31, 2018, as provided by Company management, to the range of illustrative enterprise values it derived for the Company to derive a range of illustrative equity values for the Company. GCA Advisors then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Company Common Stock as of April 30, 2018 using the treasury stock method, or 52.8 million total shares, to derive a range of illustrative present values per share ranging from $8.58 to $10.20. GCA Advisors noted that the per share value implied by the Consideration was above the range of per share values for the Company Common Stock implied by the discounted cash flow analysis.

Selected Public Companies Analysis.

Based on public and other available information, GCA Advisors calculated, among other things, the multiples of enterprise value to (i) Adjusted EBITDA, which is calculated as GAAP operating income, less net patent spend, plus stock based compensation, severance and restructuring, patent amortization and other depreciation and amortization, as described in the Item 4 under the heading “—Certain Financial Projections” (such multiples, the “EV/Adjusted EBITDA Multiples”), and (ii) Modified Adjusted EBITDA, which is calculated as Adjusted EBITDA minus stock-based compensation (such multiples, “EV/Modified Adjusted EBITDA Multiples”), in each case, for the calendar year 2017 and the estimated calendar years 2018 and 2019 (“CY2017A”, “CY2018E” and “CY2019E”, respectively), for selected public companies having intellectual property licensing as a core business model element, as shown in the table below (the “Selected Public Companies”), based on the closing prices of shares of common stock for such Selected Public Companies as of April 27, 2018. GCA Advisors utilized Wall Street analyst research, CapitalIQ and certain publicly available financial statements and press releases to analyze the relevant metrics. GCA Advisors then compared such multiples of the Selected Public Companies against the Company’s EV/Adjusted EBITDA Multiples and EV/Modified Adjusted EBITDA Multiples for CY2017A, CY2018E and CY2019E that were calculated in accordance with each of ASC Topic 605, Revenue Recognition (“ASC 605”), and ASC 606, as shown in the summary table below.

Company	EV/Adjusted EBITDA Multiples			EV/Modified Adjusted EBITDA Multiples
	CY2017A	CY2018E	CY2019E	CY2017A	CY2018E	CY2019E
ASC 605	3.4x	4.4x	5.2x	3.9x	5.3x	6.4x
ASC 606	4.5x	5.9x	—	5.4x	7.6x	—

Selected Public Company	EV/Adjusted EBITDA Multiples (1)			EV/Modified Adjusted EBITDA Multiples (1)
	CY2017A	CY2018E	CY2019E	CY2017A	CY2018E	CY2019E
CEVA, Inc. (ASC 605)	NM	NM	16.8x	NM	NM	NM
Technicolor SA (IFRS 15) (2)	5.5x	6.5x	5.7x	5.7x	6.8x	5.9x
Acacia Research Corporation (3)	9.0x	NM	NM	NM	NM	NM
Quarterhill, Inc. (ASC 605) (4)	1.8x	6.5x	5.0x	1.8x	6.7x	5.1x

(1)	Multiples lower than zero or higher than 20 are considered not meaningful and noted “NM.” Information not available is noted in dashes. Enterprise value accounts for the impact of non-controlling interest, unfunded pension obligations, other debt-like items and short-term investments. Equity value is based on fully diluted shares outstanding using the treasury stock method. Valuation with respect to the Company is based on the Consideration of $10.50 per Company Share and assumes approximately $168 million of cash and short-term investments as of March 31, 2018, and approximately 52.8 million fully diluted shares outstanding, using the treasury stock method.

(2)	Excludes impact from discontinued operations and equity value is based on share price converted at the EUR/USD spot rate as of April 27, 2018.
(3)	Acacia Research Corporation does not disclose any accounting impact related to ASC 606.
(4)	Equity value is based on share price converted at the CAD/USD spot rate as of April 27, 2018.

GCA Advisors believes, based on its judgment, that the Selected Public Companies have similar operating or financial performance characteristics to those of the Company, but noted that none of these companies have the same business model, management, composition, industry, size or operations as the Company, and no company used in the selected public companies analyses is identical to the Company. In addition, in conducting such analysis, GCA Advisors did not include every company that could be deemed to be a participant in this same industry or in the same specific sectors of this industry. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the values of the companies to which the Company is being compared.

Selected Precedent Transactions Analysis.

Based on public and other available information, GCA Advisors calculated (to the extent relevant financial data was available or meaningful), among other things, the EV/Adjusted EBITDA Multiples and EV/Modified Adjusted EBITDA Multiples for the applicable last-12-months period (“LTM”) and next-12-months period (“NTM”) for the following selected transactions involving the acquisition of companies or businesses having intellectual property licensing as a core business model element. GCA Advisors utilized Wall Street analyst research, CapitalIQ and certain publicly available financial statements and press releases to analyze the relevant LTM and NTM metrics. GCA Advisors then compared such multiples of selected transactions against the LTM and NTM EV/Adjusted EBITDA Multiples and EV/Modified Adjusted EBITDA Multiples that were calculated based on the Consideration and the Management Projections, as shown in the summary table below.

Proposed Merger	EV/Adjusted EBITDA Multiples (1)		EV/Modified Adjusted EBITDA Multiples (1)
	LTM	NTM	LTM	NTM
ASC 605	3.4x	4.7x	3.9x	5.7x

Selected Precedent Transactions Date Announced	Target	Acquiror	EV/Adjusted EBITDA Multiples (1)		EV/Modified Adjusted EBITDA Multiples (1)
			LTM	NTM	LTM	NTM
12/18/2017	Technicolor IP Licensing Business (2)	InterDigital, Inc.	4.8x	5.5x	—	—
1/25/2016	Smart Card Software Ltd. (3)	Rambus, Inc.	6.1x	—	—	—
11/9/2015	RealD, Inc. (4)	RizviTraverse	6.7x	5.9x	8.3x	7.1x
9/2/2015	iBiquity Digital Corporation	DTS, Inc.	11.5x (5)	—	—	—

(1)	Information not available is noted in dashes. LTM and NTM data as of the latest available information at the announcement date for each transaction.
(2)	Figures reflect financial performance of Technicolor’s discontinued Technology segment. Enterprise value consists of a $150 million upfront cash payment and 42.5% of all future cash receipts associated with licensing (net of estimated operating expenses); multiples based on Wall Street research estimates for total consideration of EUR385 million.
(3)	Based on LTM UK GAAP.
(4)	LTM and NTM measured as of March 31, 2016.
(5)	Based on mid-point of 2015 EBIT per management guidance.

The transactions used in this comparison were selected because the respective target company possessed, in GCA Advisors’ judgment, similar operating or financial performance characteristics to those of the Company. GCA Advisors noted that none of these companies have the same business model, management, composition, industry, size or operations as the Company, and no company or transaction used in the selected transactions analyses is identical to the Company, the Offer or the Merger. In addition, in conducting such analysis, GCA Advisors did not include every transaction that involved a company that could be deemed to be a participant in this same industry or in the same specific sectors of this industry. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the values of the companies and transactions to which the Company, the Offer and the Merger, respectively, is being compared.

Other Information.

GCA Advisors observed certain additional factors that were presented to the Company Board for reference purposes, and were not relied upon for valuation purposes, including, among other things, the following:

Negative Spot Premium Comparison.

GCA Advisors also reviewed the consideration paid in completed or announced acquisitions since April 1, 2010 that had a negative spot premium as compared against the closing prices of the target company as of the last trading day immediately prior to the announcement of such acquisitions, involving 27 publicly traded companies in North America with implied transaction values in excess of $50 million, which acquisitions were paid for with consideration consisting of cash only for all of the target company’s capital stock. GCA Advisors calculated the negative spot premiums paid in these transactions over the closing prices of the target companies as of the last trading day immediately prior to the announcement of such acquisitions. Of the 27 transactions analyzed, 13 included a discount of 4% or more and a plurality of the transactions analyzed were in the technology sector.

Revenue Growth Rates.

For each of the Company and the Selected Public Companies referenced above in the Selected Public Companies Analysis, GCA Advisors identified:

(a) the estimated revenue growth rate for calendar year 2018 (calculated as the percentage increase, or decrease, as applicable, of the estimated revenue for calendar year 2018 over the actual revenue for calendar year 2017, the “2018 Estimated Revenue Growth Rate”) of the Company under ASC 605, based on the Management Projections, of negative 15.3%, and compared that result to the 2018 Estimated Revenue Growth Rates for (i) CEVA, Inc. of positive 5.2%, (ii) Technicolor SA of negative 5.2%, (iii) Quarterhill, Inc. of negative 15.7% and (iv) Acacia Research Corporation of negative 37.7%, in each case, based on company filings and Wall Street research; and

(b) the estimated revenue growth rate for calendar year 2019 (calculated as the percentage increase, or decrease, as applicable, of the estimated revenue for calendar year 2019 over the estimated revenue for calendar year 2018, the “2019 Estimated Revenue Growth Rate”) of the Company under ASC 605, based on the Management Projections, of negative 5.0%, and compared that result to the 2019 Estimated Revenue Growth Rates of (i) CEVA, Inc. of positive 12.6%, (ii) Quarterhill, Inc. of positive 9.8%, (iii) Acacia Research Corporation of positive 4.2% and (iv) Technicolor SA of positive 1.2%, in each case based on company filings and Wall Street research.

Miscellaneous.

The foregoing description is only a summary of the analyses and examinations that GCA Advisors deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by GCA Advisors. The preparation of a fairness opinion necessarily is a complex process involving subjective judgment and is not necessarily susceptible to partial analysis or summary description. GCA Advisors believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company Board. In addition, GCA Advisors may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given weight equal to or greater than any other analysis. Accordingly, the range of valuations resulting from certain analyses described above should not be taken to be the view of GCA Advisors with respect to the actual value of the Company.

In performing its analyses, GCA Advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by GCA Advisors are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by GCA Advisors with respect to its opinion and were provided to the Company Board in connection with the delivery of the GCA Advisors opinion that, as of April 30, 2018, the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, GCA Advisors’ opinion and presentation were among the many factors the Company Board took into consideration in making its determination to approve the Merger Agreement and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer, the Merger or the Consideration. GCA Advisors did not recommend any specific consideration to the Company Board or state that any specific consideration constituted the only appropriate consideration.

Under the terms of its engagement letter, GCA Advisors provided financial advisory services to the Company Board in connection with the Offer and the Merger for which it will be paid approximately $7.8 million, $1 million of which became payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, the completion of the Merger. In addition, the Company has agreed to reimburse GCA Advisors for certain expenses related to its engagement and to indemnify GCA Advisors and its affiliates, and each of their respective directors, shareholders, members, partners, agents, employees, representatives, and controlling persons, against certain liabilities arising out of its engagement.

In the two years prior to April 30, 2018, GCA Advisors provided strategic advisory services to the Company and received $100,000 in aggregate fees for such services (including the reimbursement of expenses). GCA Advisors has not, in the two years prior to April 30, 2018, at any time provided financial advisory services for Parent, Purchaser or their affiliates. However, GCA Advisors may seek to provide such services to Parent or its affiliates in the future and receive fees for such services.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained GCA Advisors to act as its financial advisor in connection with the Offer and the Merger. The Company agreed to pay GCA Advisors a transaction fee, currently estimated to be approximately $7.8 million, for its services as a financial advisor to the Company in connection with certain sale transactions involving the Company (including the Offer and the Merger), payable upon the closing of any such transaction, and including a fee of $1.0 million, which was payable upon delivery of GCA Advisors’s opinion, to be credited against such transaction fee. Subject to certain limitations, GCA Advisors will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with their engagement. In addition, the Company has agreed to indemnify GCA Advisors, its affiliates and each of their respective affiliates, directors, shareholders, members, partners, interest holders, agents, representatives, advisers, consultants, employees and controlling persons from specified liabilities.

Additional information pertaining to the retention of GCA Advisors by the Company is set forth in Item 4 under the heading “—Opinion of GCA Advisors, LLC” and is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has otherwise employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

To the Company’s knowledge after reasonable inquiry, no transactions in Company Common Stock have been effected during the sixty (60) days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except as set forth below.

Name	Date of Transaction	Number of Company Shares		Price per Share ($)	Nature of Transaction
David J. Anderson	5/20/2018	8,282	(1)	N/A	Vesting of Company RSUs
Paul A. S. Mankoo	5/20/2018	6,339	(2)	N/A	Vesting of Company RSUs
Martin E. Roberts	5/20/2018	3,730	(3)	N/A	Vesting of Company RSUs
Edward F. Straube	5/20/2018	2,242	(4)	N/A	Vesting of Company RSUs
Andrew D. Africk	5/20/2018	4,406		N/A	Vesting of Company RSUs
Shelby Bonnie	5/20/2018	5,364		N/A	Vesting of Company RSUs
Frank E. Dangeard	5/20/2018	3,392	(5)	N/A	Vesting of Company RSUs
Steven L. Fingerhood	5/20/2018	5,011		N/A	Vesting of Company RSUs
Gilbert S. Palter	5/20/2018	3,315	(6)	N/A	Vesting of Company RSUs
Sanford R. Robertson	5/20/2018	4,538		N/A	Vesting of Company RSUs
Mallun Yen	5/20/2018	9,961		N/A	Vesting of Company RSUs
Magdalena Yesil	5/20/2018	10,203		N/A	Vesting of Company RSUs

(1)	Net Company Shares after withholding 4,381 Company Shares for payment of taxes.
(2)	Net Company Shares after withholding 7,622 Company Shares for payment of taxes.
(3)	Net Company Shares after withholding 2,222 Company Shares for payment of taxes.
(4)	Net Company Shares after withholding 1,189 Company Shares for payment of taxes.
(5)	Net Company Shares after withholding 1,454 Company Shares for payment of taxes.
(6)	Net Company Shares after withholding 1,421 Company Shares for payment of taxes.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy (as described in Item 4 under the heading “—Reasons for the Recommendation,” the Company has suspended the paying of dividends) or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of the Company’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on or otherwise relates to the Merger. Each of Messrs. Amster, Campion and Heath, although named executive officers for the Company’s prior fiscal year, are no longer employed by the Company. For additional details regarding the terms of the payments described below for each of Messrs. Anderson, Mankoo, Roberts and Straube, see Item 3.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the closing date of the Merger is June 19, 2018 and that each named executive officer experiences a qualifying termination of employment (as provided in each applicable plan, program or agreement) on the same day immediately following the Merger. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($) (2)	Pension NQDC($) (3)	Perquisites/ Benefits ($) (4)	Tax Reimbursements ($) (5)	Total($)
Martin E. Roberts	1,250,000	2,523,568	N/A	24,236	N/A	3,797,804
David J. Anderson	552,000	1,494,727	N/A	31,339	N/A	2,078,066
Paul A. S. Mankoo (6)	190,967	—	1,909	3,840	N/A	196,716
Edward F. Straube	344,500	558,631	N/A	23,670	N/A	926,801
John A. Amster (7)	—	—	N/A	N/A	N/A	—
Trevor Campion (7)	—	—	N/A	N/A	N/A	—
Robert H. Heath (7)	—	—	N/A	N/A	N/A	—

(1)

For Mr. Roberts, represents severance pay equal to the sum of 1.5 times his annual base salary ($500,000) and 100% of his target bonus ($500,000), payable in equal installments over the twelve (12) month period following the date of termination of employment, pursuant to his severance and change in control agreement with the Company. For Mr. Anderson, represents severance pay equal to the sum of 1.25 times his annual base salary ($325,000) and 75% of his target bonus ($195,000), payable in equal installments over the twelve (12) month period following the date of termination of employment, pursuant to his severance and change in control agreement with the Company. For Mr. Mankoo, represents severance pay equal to the sum of (i) severance pay equal to six (6) months of his annual base salary ($381,933) and (ii) a prorated annual bonus for the year of termination as determined by Inventus in its discretion (which is assumed to be zero as an estimate of such amount is not determinable by the Company at this time), pursuant to his service agreement with Inventus. If Mr. Mankoo’s severance arrangement as approved by the Compensation Committee under the Severance Guidelines were in effect, Mr. Mankoo may be entitled to cash severance equal to twelve (12) months of his annual base salary (totaling $381,933) upon a qualifying termination. The Company intends to enter into an agreement with Mr. Mankoo in order to more fully set forth the rights and obligations with respect to this severance arrangement, including the impact that this severance arrangement will have on his entitlement to severance under the terms of his existing service agreement with Inventus. For Mr. Straube, represents severance pay equal to the sum of 1.0 times his annual base salary ($265,000) and 50% of his target bonus ($159,000), payable in equal installments over the twelve (12) month period following the date of termination of employment, pursuant to his severance and change in control agreement with the Company.
(2)	For a description of the treatment and detailed breakdown of each named executive officer’s equity award-based payments, see Item 3 under the heading “—Effect of the Merger Agreement on Equity Awards.”

For each of Messrs. Roberts, Anderson and Straube, represents the value of the accelerated vesting of Substitute RSUs and Substitute PSUs pursuant to the respective executive’s severance and change in control agreement with the Company, which accelerated vesting is a “double-trigger” (that is, they are payable upon a qualifying termination that occurs within nine (9) months following a change in control), based on the assumptions described above. Mr. Mankoo is not entitled to such acceleration benefit pursuant to the terms of his existing service agreement with Inventus. If Mr. Mankoo’s severance arrangement as approved by the Compensation Committee under the Severance Guidelines were in effect, Mr. Mankoo may be entitled to accelerated vesting of Substitute RSUs having a value equal to $491,515. The Company intends to enter into an agreement with Mr. Mankoo in order to more fully set forth the rights and obligations with respect to this severance arrangement, including the impact that this severance arrangement will have on his entitlement to severance under the terms of his existing service agreement with Inventus. The value of each accelerated Substitute RSU and Substitute PSU referenced herein is calculated at a per share value of $10.416, which was the Company’s average closing market price over the first five (5) business days following the first public announcement of the Merger, as required by Item 402(t) of Regulation S-K.

(3)	For Mr. Mankoo, the amount shown represents the value of a pension contribution that he would have earned and received for six (6) months following the date of termination, pursuant to his service agreement with Inventus. None of the other named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the Merger.
(4)	For each of Messrs. Roberts, Anderson and Straube, the amount shown represents a lump-sum payment equal to the amount required to maintain the executive’s current or equivalent health benefits under COBRA for twelve (12) months following the date of termination ($24,236 for Mr. Roberts, $31,339 for Mr. Anderson and $23,670 for Mr. Straube), pursuant to the executive’s respective severance and change in control agreement with the Company. Mr. Anderson would not be entitled to this benefit because he does not currently participate in the Company’s health plan. For Mr. Mankoo, the amount shown represents the value of the contractual benefits that he would have earned and received for six (6) months following the date of termination (consisting of payments of $3,009, $363, and $468 to cover six (6) months of health insurance, short-term disability and life insurance, and long-term disability insurance premiums, respectively, in addition to the pension contribution noted above), pursuant to his service agreement with Inventus.
(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.
(6)	Mr. Mankoo’s compensation and benefits are paid in GBP as Mr. Mankoo resides in the UK. The average foreign exchange in effect for April 2018 (1.406596) was used to convert all amounts shown into USD.
(7)	Each of Messrs. Amster, Campion and Heath terminated employment with the Company on February 2, 2017, August 1, 2017, and December 15, 2017, respectively.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger, the Merger Agreement and the transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, the

Company does not anticipate seeking the approval of the Company’s remaining public stockholders before the Merger is effected. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the time of the business combination;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own. Each of Parent and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, as described in Item 4 under the heading “—Reasons for the Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the associated transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer and the Merger is consummated, stockholders who do not validly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Company Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Company Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Per Share Merger Consideration. Any Company stockholder contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Company stockholders should note that the opinions of the investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT COMPANY STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “COMPANY STOCKHOLDER” ARE TO THE RECORD HOLDER OF COMPANY SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Company Shares. Stockholders who are the beneficial owners but not the holders of record of Company Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Company stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Company stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Company Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the date of this Schedule 14D-9, deliver to the Company at One Market Plaza, Suite 1100, San Francisco, California 94105, Attention: General Counsel, a written demand for appraisal of the Company Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Company Shares in the Offer; and

(iii)	continuously hold of record the Company Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Company Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Company Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein and in accordance with Section 262 of the DGCL.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Company Shares to cause the record holder of such Company Shares to demand an appraisal of such Company Shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Company Share certificate or certificates that represent such stockholder’s Company Shares or in the book entry that represents such stockholder’s Company Shares, as the case may be. If the relevant Company Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Company Shares as a nominee for others, may exercise appraisal rights with respect to the Company Shares held for all or less than all beneficial owners of Company Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Company Shares covered by such demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of such record owner.

A beneficial owner of Company Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Company Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Company Shares held through such a central securities depository nominee, a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Company Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Company Shares. The beneficial holder of such Company Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Company Shares, which may be the nominee of a central security depository if the Company Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Company Shares.

Within one hundred and twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Company Shares who has complied with the provisions of Section 262 of the

DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Company Shares held by all such holders. If no such petition is filed within the one hundred and twenty (120) day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any Company stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL. Notwithstanding the foregoing, at any time within sixty (60) days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Company Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within one hundred and twenty (120) days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed (a) within ten (10) days after a written request therefor has been received by the Surviving Corporation or (b) within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached by the Company. The Delaware Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Company Shares to submit their Company Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all holders of such Company Shares who are otherwise entitled to appraisal rights unless (1) the total number of Company Shares entitled to appraisal exceeds 1% of the outstanding Company Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger or consolidation for such total number of Company Shares exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving

Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Company Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Company Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the Per Share Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Company Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262 of the DGCL, shall be entitled to vote any Company Shares for any purpose or entitled to the payment of dividends or other distributions on any Company Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Company Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Company Shares of such stockholder will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Per Share Merger Consideration.

At any time within sixty (60) calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within sixty (60) calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Legal Proceedings.

Lawsuits arising out of or relating to the Offer, the Merger or the other associated transactions may be filed in the future.

Regulatory Approvals.

United States Antitrust Compliance

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Company Shares pursuant to the Offer is subject to such requirements. See Section 16 “—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

The HSR Act provides for an initial fifteen (15) calendar-day waiting period for cash tender offers following the FTC’s and the Antitrust Division’s receipt of Parent’s Premerger Notification and Report Form under the HSR Act before Parent and Purchaser may purchase Company Shares in the Offer. If the fifteenth (15th) calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on May 14, 2018. Accordingly, the initial waiting period applicable to the purchase of Company Shares will expire at 11:59 p.m. (New York City time) on May 29, 2018 unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a formal request from the FTC or the Antitrust Division for additional information or documentary material from Parent prior to that time, or if Parent withdraws its HSR filing under pursuant to the HSR Act. If, before expiration or early termination of the initial fifteen (15) calendar-day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from to the Parent and the Company, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

German Antitrust Compliance

A merger notification was submitted to the German Bundeskartellamt (the “Federal Cartel Office”) on May 8, 2018 triggering a one (1) month Phase 1 review period which expires on June 8, 2018. If the Federal

Cartel Office informs the parties within the one (1) month period that it does not object to the closing of the Offer and Merger, the closing of the Offer and the Merger are approved. The closing of the Offer and the Merger are deemed approved if no decision is issued within the review period. There is a worldwide bar on closing until the Federal Cartel Office has approved the transaction or the transaction is deemed to be approved and absent an investigation by the Federal Cartel Office. The commencement of such formal investigation would extend the waiting period up to four (4) months (five (5) months if conditions or remedies are proposed by the parties) from the date of receipt by the Federal Cartel Office of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the Federal Cartel Office. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and the Offer and Merger being deemed invalid under German law. If the Federal Cartel Office determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Company Shares in the Offer or the Merger or impose other conditions or remedies, including divestitures.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the amendment thereto, as filed with the SEC on March 5, 2018 and April 30, 2018, respectively, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 as filed with the SEC on May 8, 2018.

Forward-Looking Statements.

All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of the Company by Parent and Purchaser, and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the Offer, the Merger and related transactions, including, for example, the timing of the completion of the Merger and the potential benefits of the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) uncertainties as to how many Company stockholders will tender their Company Shares in the Offer; (iii) the possibility that competing offers will be made; (iv) the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived; (v) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay a termination fee; (vi) risks related to obtaining the requisite consents to the Offer and the Merger, including, without limitation, the risk that a regulatory approval that may be required for the proposed transactions contemplated by the Merger Agreement, including under the HSR Act and the GWB is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (vii) the possibility that the transactions contemplated by the Merger Agreement may not be timely completed, if at all; (viii) the risk that, prior to the completion of the transactions contemplated by the Merger Agreement, if at all, the Company’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption due to transaction-related uncertainty; (ix) the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and (x) the risks and uncertainties pertaining to the Company’s business, and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed and to be filed by Purchaser in connection with the Offer. Other factors that could cause actual results to differ materially include those set forth in the Company’s SEC reports, including, without limitation, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2017, and the amendment thereto, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which are both on file with the SEC. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at https://www.rpxcorp.com/ under the Investor Relations section or upon request via email to ir@rpxcorp.com. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 9.	EXHIBITS

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 21, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 21, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Opinion of GCA Advisors, LLC, dated April 30, 2018 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release issued by HGGC, LLC and RPX Corporation on May 1, 2018 (incorporated by reference to Exhibit 99.1 to RPX Corporation’s Current Report on Form 8-K filed with the SEC on May 1, 2018).

(a)(5)(C)	Press Release issued by RPX Corporation on May 1, 2018 (incorporated by reference to Exhibit 99.1 to RPX Corporation’s Current Report on Form 8-K filed with the SEC on May 1, 2018).

(a)(5)(D)	Joint Press Release issued by the Company and Parent on May 21, 2018 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated April 30, 2018, among Riptide Parent, LLC, Riptide Purchaser, Inc. and RPX Corporation (incorporated by reference to Exhibit 2.1 to RPX Corporation’s Current Report on Form 8-K filed with the SEC on April 30, 2018).

(e)(2)	Confidentiality Agreement, dated January 9, 2018, between RPX Corporation and HGGC, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement Letter, dated April 26, 2018, from HGGC, LLC to RPX Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Limited Guarantee, dated as of April 30, 2018, by each of the Fund II Investors in favor of RPX Corporation (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Form of Indemnification Agreement between RPX Corporation and each officer and director (incorporated by reference to Exhibit 10.1 to RPX Corporation’s Registration Statement on Form S-1, filed with the SEC on January 21, 2011).

Exhibit No.	Description

(e)(6)	2008 Stock Plan, as amended (incorporated by reference to Exhibit 10.8 to RPX Corporation’s Registration Statement on Form S-1, filed with the SEC on January 21, 2011).

(e)(7)	Form of Notice of Stock Option Grant (Early Exercise) and Stock Option Agreement under 2008 Stock Plan (incorporated by reference to Exhibit 10.9 to RPX Corporation’s Registration Statement on Form S-1, filed with the SEC on January 21, 2011).

(e)(8)	Form of Notice of Stock Option Grant and Stock Option Agreement under 2008 Stock Plan (incorporated by reference to Exhibit 10.10 to RPX Corporation’s Registration Statement on Form S-1, filed with the SEC on January 21, 2011).

(e)(9)	Form of Notice of Stock Exercise (Early Exercise) under 2008 Stock Plan (incorporated by reference to Exhibit 10.11 to RPX Corporation’s Registration Statement on Form S-1, filed with the SEC on January 21, 2011).

(e)(10)	Form of Notice of Stock Exercise under 2008 Stock Plan (incorporated by reference to Exhibit 10.12 to RPX Corporation’s Registration Statement on Form S-1, filed with the SEC on January 21, 2011).

(e)(11)	2011 Equity Plan (incorporated by reference to Exhibit 10.25 to RPX Corporation’s Registration Statement on Form S-1, as amended, filed with the SEC on March 7, 2011).

(e)(12)	Form of Notice of Stock Option Grant and Stock Option Agreement under 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.32 to RPX Corporation’s Registration Statement on Form S-1, as amended, filed with the SEC on April 29, 2011).

(e)(13)	Form of Notice of Stock Option Grant (Non-Employee Directors) and Stock Option Agreement (Non-Employee Directors) under 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.33 to RPX Corporation’s Registration Statement on Form S-1, as amended, filed with the SEC on April 29, 2011).

(e)(14)	Form of Notice of Stock Unit Award and Stock Unit Agreement under 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.34 to RPX Corporation’s Registration Statement on Form S-1, as amended, filed with the SEC on April 29, 2011).

(e)(15)	Agreement and Plan of Merger, by and among RPX Corporation, National Acquisition Corp., Inventus Solutions, Inc. and Inventus Intermediaries, LLC entered into on December 13, 2015 (incorporated by reference to Exhibit 2.1 to RPX Corporation’s Current Report on Form 8-K, filed January 28, 2016).

(e)(16)	Agreement, dated May 25, 2016, by and among RPX Corporation, the Mangrove Partners Master Fund, Ltd. and Mangrove Partners (incorporated by reference to Exhibit 10.1 to RPX Corporation’s Current Report on Form 8-K, filed May 26, 2016).

(e)(17)	RPX Corporation Compensation Program for Non-Employee Directors, as Amended May 23, 2017 (incorporated by reference to Exhibit 10.1 to RPX Corporation’s Current Report on Form 10-Q, filed August 3, 2017).

(e)(18)	Employment Offer Letter by and between RPX Corporation and David Anderson, dated as of October 12, 2010 (incorporated by reference to Exhibit 10.2 to RPX Corporation’s Current Report on Form 10-Q, filed August 3, 2017).

(e)(19)	Employment Offer Letter by and between RPX Corporation and Martin Roberts, dated as of September 17, 2010 (incorporated by reference to Exhibit 10.28 to RPX Corporation’s Current Report on Form 10-K, as amended, filed March 5, 2018).

(e)(20)	Employment Offer Letter by and between RPX Corporation and Edward Straube, dated as of February 15, 2013.

Exhibit No.	Description

(e)(21)	Service Agreement, by and between Unified OS Limited and Paul Mankoo, dated as of March 11, 2015.

(e)(22)	Amendment No. 1 to RPX Corporation’s Annual Report on Form 10-K/A, filed with the SEC on April 30, 2018 (incorporated by reference to RPX Corporation’s Annual Report on Form 10-K/A, filed with the SEC on April 30, 2018).

(e)(23)	Severance and Change of Control Agreement by and between RPX Corporation and David Anderson, dated as of March 21, 2018 (incorporated by reference to RPX Corporation’s Current Report on Form 10-Q filed with the SEC on May 8, 2018).

(e)(24)	Severance and Change of Control Agreement by and between RPX Corporation and Martin Roberts, dated as of March 21, 2018 (incorporated by reference to RPX Corporation’s Current Report on Form 10-Q filed with the SEC on May 8, 2018).

(e)(25)	Severance and Change of Control Agreement by and between RPX Corporation and Edward Straube, dated as of March 21, 2018.

(e)(26)	E-mail from Martin Roberts, Chief Executive Officer of RPX Corporation, sent to RPX Corporation’s Employees, dated May 21, 2018.

(e)(27)	Amended and Restated Certificate of Incorporation of RPX Corporation (incorporated by reference to Exhibit 3.2 to RPX Corporation’s Registration Statement on Form S-1 filed with the SEC on January 21, 2011).

(e)(28)	Amended and Restated By-Laws of RPX Corporation (incorporated by reference to Exhibit 3.1 to RPX Corporation’s Current Report on Form 8-K filed with the SEC on December 11, 2015).

Annex A: Opinion of GCA Advisors, LLC.

Annex B: Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

RPX CORPORATION

By:	/s/ Martin Roberts
Martin Roberts
CEO and President

Dated: May 21, 2018

ANNEX A

GCA ADVISORS, LLC

One Maritime Plaza | 25th Floor

San Francisco, CA 94111 | United States

+1-415-318-3600 | www.gcaglobal.com

CONFIDENTIAL

April 30, 2018

Board of Directors

RPX Corporation

Steuart Tower, One Market Plaza

1 Market Street, #1100

San Francisco, CA 94105

Members of the Board:

We understand that RPX Corporation, a Delaware corporation (“RPX”), Riptide Parent, LLC, a Delaware limited liability company (“Parent”), and Riptide Purchaser, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), plan to enter into an Agreement and Plan of Merger dated April 30, 2018 (the “Merger Agreement”) that provides for, among other things, Parent to cause Purchaser to commence a tender offer (the “Tender Offer”) for all the shares of common stock, par value $0.0001 per share, of RPX (the “RPX Common Stock”) at a price for each share equal to $10.50, payable in cash (the “Consideration”). The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into RPX (the “Merger”). In the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of RPX Common Stock, other than shares of RPX Common Stock held by holders who are entitled to demand and who properly exercise appraisal rights with respect thereto in accordance with Section 262 of the General Corporation Law of the State of Delaware ) (the “DGCL”) (unless such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL) and shares that are held by RPX as treasury stock, or owned by Parent, Purchaser or any other wholly owned subsidiary of Parent or RPX, will be converted into the right to receive the Consideration, without any interest thereon. As a result of the Tender Offer and the Merger (together, the “Transaction”), RPX would become a wholly owned subsidiary of Parent. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of RPX Common Stock. For purposes of the opinion set forth herein, we have:

(i)	reviewed a draft, dated April 29, 2018, of the Merger Agreement and certain related documents;

(ii)	reviewed certain publicly available financial statements, financial projections and other business and financial information of RPX;

(iii)	reviewed certain non-public financial statements and other financial and operating data concerning RPX prepared by the management of RPX;

(iv)	reviewed certain non-public financial projections relating to RPX prepared by the management of RPX;

(v)	discussed the past and current operations and financial condition and the prospects of RPX with the management of RPX and the Board of Directors of RPX (the “Board”);

FRANKFURT | LONDON | MANCHESTER | MILAN | NEW YORK OSAKA | SAN FRANCISCO | SHANGHAI | SINGAPORE | TEL AVIV | TOKYO | ZURICH	Investment banking activities outside the U.S. are conducted by affiliates of GCA Advisors, LLC

GCA ADVISORS, LLC

One Maritime Plaza | 25th Floor

San Francisco, CA 94111 | United States

+1-415-318-3600 | www.gcaglobal.com

(vi)	reviewed and discussed with the management of RPX and the Board certain alternatives to the Transaction;

(vii)	reviewed and discussed with the management of RPX and the Board their views of the strategic rationale for the Transaction;

(viii)	reviewed the recent reported closing prices and trading activity for RPX Common Stock;

(ix)	prepared and evaluated a discounted cash flow analysis based on projected future cash flows of RPX provided by management of RPX;

(x)	compared the financial performance of RPX, and the prices and trading activity of the RPX Common Stock, with those of certain other publicly-traded companies that we believe to be generally relevant in evaluating the business of RPX;

(xi)	reviewed the financial terms, to the extent publicly available, of certain precedent transactions that we believe to be generally relevant in evaluating the business of RPX;

(xii)	reviewed publicly available information concerning certain precedent transactions having financial characteristics that we believe make them generally relevant in evaluating the Transaction;

(xiii)	participated in discussions and negotiations among representatives of RPX and Parent; and

(xiv)	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. In addition, we have not conducted or assumed any obligation to conduct any physical inspection of the properties or facilities of RPX. With respect to the financial and cash flow projections relating to RPX and prepared by the management of RPX, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of RPX’s management as to the future financial performance of RPX and that such projections provide a reasonable basis for our opinion. We assume no responsibility for and express no view as to such projections or the assumptions on which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of RPX or concerning the solvency or fair value of RPX, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver by any party of any material rights thereunder or any amendment or modification thereto, that the representations and warranties made by the parties thereto are true and correct in all respects material to our analysis, that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be timely obtained without any restriction, and that the Merger Agreement executed by the parties thereto does not differ in any material respect from the draft of the Merger Agreement we have reviewed. We have not made any independent investigation of any legal, accounting or tax matters affecting the Transaction, and we have assumed the correctness of all legal, accounting and tax advice given to RPX and the Board. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, and can be evaluated only as of, the date hereof. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

FRANKFURT | LONDON | MANCHESTER | MILAN | NEW YORK OSAKA | SAN FRANCISCO | SHANGHAI | SINGAPORE | TEL AVIV | TOKYO | ZURICH	Investment banking activities outside the U.S. are conducted by affiliates of GCA Advisors, LLC

GCA ADVISORS, LLC

One Maritime Plaza | 25th Floor

San Francisco, CA 94111 | United States

+1-415-318-3600 | www.gcaglobal.com

We have acted as financial advisor to RPX in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this opinion and a significant portion of which is contingent upon the consummation of the Transaction, and RPX has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the future, GCA Advisors, LLC may provide financial advisory services for Parent or its affiliates.

It is understood that this letter is for the information of the Board and may not be used or summarized for any other purpose, or relied upon by any other party, without our prior written consent, except that this opinion may be included in its entirety, if required, in the Schedule 14D-9 (as defined in the Merger Agreement) or any proxy or information statement mailed to the holders of RPX Common Stock in respect of the Transaction.

This opinion does not address RPX’s underlying business decision to enter into the Merger Agreement or the relative merits of the Transaction as compared to any alternatives that may be available to RPX, and it does not constitute a recommendation to RPX, the Board or any committee thereof, RPX’s stockholders or any other person as to any specific action that should be taken in connection with the Transaction. We have not been asked to express, nor do we offer, any opinion as to the material terms of the Merger Agreement or the structure of the Transaction, and we are not expressing any opinion as to the prices at which RPX Common Stock will trade at any time, including following announcement of the Transaction.

We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, nor the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of RPX, or class of such persons, in connection with the Transaction, whether relative to the Consideration or otherwise. This opinion has been approved by a fairness committee of GCA Advisors, LLC.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of RPX Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GCA ADVISORS, LLC

/s/

FRANKFURT | LONDON | MANCHESTER | MILAN | NEW YORK OSAKA | SAN FRANCISCO | SHANGHAI | SINGAPORE | TEL AVIV | TOKYO | ZURICH	Investment banking activities outside the U.S. are conducted by affiliates of GCA Advisors, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights.

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

(A)	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(B)	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

(C)	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

(D)	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.